No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

PRACHINBURI, Thailand (12 May, 2016) - Honda Automobile (Thailand) Co., Ltd. (HATC) held the opening ceremony for its new plant located at Rojana Industrial Park in Prachinburi province. The all-new plant, equipped with Honda’s highly-efficient and environmentally-responsible production technologies, will serve to enhance Honda’s capability to deliver quality products for customers in Thailand and worldwide. The plant also will help strengthen the company’s role as one of Honda’s important automobile production hubs.

Exhibit 2:

On May 13, 2016, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2016.

Exhibit 3:

On May 13, 2016, the Company announced the financial impact of product warranty (quality related) expenses for the Company and its consolidated subsidiaries related to an agreement reached between the U.S. National Highway Traffic Safety Administration (“NHTSA”) and our supplier on May 4, 2016.

Exhibit 4:

On May 13, 2016, the Company announced differences that arose between its consolidated forecast (announced on January 29, 2016) as well as its unconsolidated forecast (announced on November 4, 2015) and the Company’s actual financial results for the fiscal year ended March 31, 2016.

Exhibit 5:

The Board of Directors of the Company, at its meeting held on May 17, 2016, resolved to convene the Company’s 92nd ordinary general meeting of shareholders as indicated.

Exhibit 6:

The English translation of Report of Independent Directors/Auditors of the Company.

Exhibit 7:

Notice of Convocation of the 92nd Ordinary General Meeting of Shareholders of the Company has been uploaded on May 27, 2016 to the Company’s website shown below.

http://world.honda.com/investors/stock_bond/meeting/

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 1, 2016

Honda Holds Opening Ceremony for New Prachinburi Plant

Highly-efficient Environmentally-responsible New Auto Plant

PRACHINBURI, Thailand (12 May, 2016) - Honda Automobile (Thailand) Co., Ltd. (HATC) held the opening ceremony for its new plant located at Rojana Industrial Park in Prachinburi province. The all-new plant, equipped with Honda’s highly-efficient and environmentally-responsible production technologies, will serve to enhance Honda’s capability to deliver quality products for customers in Thailand and worldwide. The plant also will help strengthen the company’s role as one of Honda’s important automobile production hubs.

<Profile of Prachinburi Plant, Honda Automobile (Thailand) Co., Ltd.>
Location:	Rojana Industrial Park, Prachinburi province, Thailand
Area size:	134 rai (approximately 214,000 m2)
Investment:	17.15 billion Thai Bahts
Production capacity:	120,000 units per year
Number of associates:	Approximately 1,400 (as of May 12, 2016)

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2016/c160512eng.html

[English Summary]

May 13, 2016

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2016

Tokyo, May 13, 2016 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2016.

Fourth Quarter Results

Honda’s consolidated loss for the period attributable to owners of the parent for the fiscal fourth quarter ended March 31, 2016 totaled JPY 93.4 billion (USD 829 million), a decrease of JPY 175.3 billion (USD 1,556 million) from the same period last year. Loss per share attributable to owners of the parent for the quarter amounted to JPY 51.85 (USD 0.46), a decrease of JPY 97.3 (USD 0.86) from earnings per share attributable to owners of the parent for the quarter amounted to JPY 45.45 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,657.8 billion (USD 32,463 million), an increase of 4.8% from the same period last year, due primarily to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects.

Consolidated operating loss for the quarter amounted to JPY 63.8 billion (USD 566 million), a decrease of JPY 149.9 billion (USD 1,331 million) from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix, as well as continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 8.3 billion (USD 74 million) for the quarter, a decrease of 53.3% from the corresponding period last year.

Consolidated loss before income taxes for the quarter totaled JPY 58.7 billion (USD 521 million), a decrease of JPY 166.3 billion (USD 1,476 million) from the corresponding period last year.

1

Business Segment

Motorcycle Business

For the three months ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Change	%	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Change	%
Motorcycle business	4,307	4,173	-134	-3.1	2,777	2,633	-144	-5.2
Japan	52	42	-10	-19.2	52	42	-10	-19.2
North America	85	89	4	4.7	85	89	4	4.7
Europe	52	57	5	9.6	52	57	5	9.6
Asia	3,732	3,743	11	0.3	2,202	2,203	1	0.0
Other Regions	386	242	-144	-37.3	386	242	-144	-37.3

Note:   Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal fourth quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased by 15.0%, to JPY 437.2 billion (USD 3,880 million) from the same period last year due mainly to decreased in consolidated unit sales, as well as unfavorable foreign currency translation effects. Operating profit totaled JPY 27.6 billion (USD 245 million), a decrease of 48.2% from the same period last year, due primarily to decrease in sales volume and model mix as well as unfavorable foreign currency effects, despite continuing cost reduction efforts.

Automobile Business

For the three months ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Change	%	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Change	%
Automobile business	1,069	1,229	160	15.0	881	980	99	11.2
Japan	221	202	-19	-8.6	198	184	-14	-7.1
North America	393	493	100	25.4	393	493	100	25.4
Europe	43	55	12	27.9	43	55	12	27.9
Asia	344	420	76	22.1	179	189	10	5.6
Other Regions	68	59	-9	-13.2	68	59	-9	-13.2

Note:   Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased by 10.0%, to JPY 2,675.3 billion (USD 23,743 million) from the same period last year due mainly to increased consolidated unit sales, despite decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 114.7 billion (USD 1,018 million), a decline of JPY 96.6 billion from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix, as well as continuing cost reduction efforts.

2

Financial Services Business

Sales revenue from customers in the financial services business operations increased by 1.0%, to JPY 455.3 billion (USD 4,041 million) from the same period last year, due mainly to an increase in revenue from operating leases, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 19.6% to JPY 43.5 billion (USD 387 million) from the same period last year due mainly to increased SG&A expenses, as well as unfavorable foreign currency effects.

Power Product and Other Businesses

For the three months ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Change	%

Power product business	2,022	1,955	-67	-3.3
Japan	102	101	-1	-1.0
North America	1,009	1,006	-3	-0.3
Europe	462	413	-49	-10.6
Asia	319	319	0	0.0
Other Regions	130	116	-14	-10.8

Note1:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended March 31, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Note2:	Aircrafts and aircraft engines which began deliveries in December 2015 are included in the power products and other businesses segment.

Sales revenue from sales to external customers in power product and other businesses decreased by 4.3%, to JPY 89.9 billion (USD 798 million) from the same period last year, due mainly to a decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 20.2 billion (USD 180 million), a decline of JPY 16.8 billion (USD 150 million) from the same period last year, due mainly to an increase in operating costs and expenses in other businesses.

3

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 997.2 billion (USD 8,850 million), a decrease of 1.7% from the same period last year due mainly to decreased revenue in automobile and financial services business operations. Honda reported an operating loss of JPY 180.4 billion (USD 1,602 million), a decrease of JPY 189.0 billion (USD 1,678 million) from the same period last year, due mainly to an increase in SG&A expenses, including quality related expenses, as well as decreased in profit attributable to decreased sales revenue and model mix, despite continuing cost reduction efforts.

In North America, sales revenue increased by 14.0%, to JPY 2,102.6 billion (USD 18,660 million) from the same period last year due mainly to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 26.4 billion (USD 235 million), an increase of JPY 34.1 billion (USD 303 million) from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses, as well as unfavorable foreign currency effects.

In Europe, sales revenue increased by 27.2%, to JPY 229.7 billion (USD 2,039 million) from the same period last year due mainly to increased revenue in automobile and motorcycle business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 21.8 billion (USD 194 million), an increase of JPY 38.0 billion (USD 337 million) from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix.

In Asia, sales revenue decreased by 8.2%, to JPY 841.1 billion (USD 7,465 million) from the same period last year mainly due to decreased revenue from unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Operating profit decreased by 8.3%, to JPY 65.7 billion (USD 583 million) from the same period last year due mainly to increased in SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 28.9%, to JPY 163.4 billion (USD 1,451 million) from the same period last year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Honda reported an operating loss of JPY 19.7 billion (USD 175 million), a decrease of JPY 27.5 billion (USD 244 million) from the same period last year mainly due to an increase in SG&A expenses and decreased profit attributable to decreased sales revenue and model mix, as well as unfavorable foreign currency effects, despite continuing cost reduction efforts.

4

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 112.68=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2016.

5

Fiscal Year Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal year ended March 31, 2016 totaled JPY 344.5 billion, a decrease of 32.4% from the previous fiscal year. Earnings per share attributable to owners of the parent for the year amounted to JPY 191.16, a decrease of JPY 91.5 from JPY 282.66 for the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects.

Consolidated operating profit for the year amounted to JPY 503.3 billion, a decrease of 24.9% from the previous fiscal year, due primarily to increased in SG&A expenses, including quality related expenses as well as unfavorable foreign currency translation effects, despite an increase in profit attributable to increased sales revenue and model mix, as well as continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 126.0 billion, an increase of 31.1% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 635.4 billion, a decrease of 21.2% from the previous fiscal year.

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of the inflator rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments inside of the cars. We have been continuing to focus on the satisfaction and safety of our customers and make every effort to replace those airbag inflators affected by market-based measures as quickly as possible.

Provisions made for the above warranty programs issued are JPY 436.0 billion during the fiscal year ended March 31, 2016. This is include the financial impact from the amendment of the Consent Order issued by the U.S. National Highway Traffic Safety Administration (“NHTSA”) in November 2015, which is based on an agreement with our supplier in May 2016.

6

Business Segment

Motorcycle Business

For the years ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Motorcycle business	17,592	17,055	-537	-3.1	10,725	10,572	-153	-1.4
Japan	199	180	-19	-9.5	199	180	-19	-9.5
North America	286	308	22	7.7	286	308	22	7.7
Europe	191	204	13	6.8	191	204	13	6.8
Asia	15,345	15,133	-212	-1.4	8,478	8,650	172	2.0
Other Regions	1,571	1,230	-341	-21.7	1,571	1,230	-341	-21.7

Note:   Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased by 2.2%, to JPY 1,805.4 billion from the previous fiscal year, due mainly to decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 181.7 billion, a decrease of 5.4% from the previous fiscal year, due primarily to unfavorable foreign currency effects, despite continuing cost reduction efforts.

Automobile Business

For the years ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Automobile business	4,367	4,743	376	8.6	3,513	3,636	123	3.5
Japan	761	668	-93	-12.2	696	614	-82	-11.8
North America	1,750	1,929	179	10.2	1,750	1,929	179	10.2
Europe	161	172	11	6.8	161	172	11	6.8
Asia	1,426	1,723	297	20.8	637	670	33	5.2
Other Regions	269	251	-18	-6.7	269	251	-18	-6.7

Note:   Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

7

Financial Services Business

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

Power Product and Other Businesses

For the years ended March 31, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Power product business	5,983	5,965	-18	-0.3
Japan	338	363	25	7.4
North America	2,705	2,811	106	3.9
Europe	1,091	1,008	-83	-7.6
Asia	1,382	1,349	-33	-2.4
Other Regions	467	434	-33	-7.1

Note1:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Note2:	Aircrafts and aircraft engines which began deliveries in December 2015 are included in the power products and other businesses segment.

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses, despite decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.

8

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 3,928.5 billion basically unchanged from the previous fiscal year, due mainly to increased revenue in financial services business operations, despite decreased revenue in automobile business operations. Honda reported an operating loss of JPY 98.7 billion, a decrease of JPY 308.8 billion from the previous fiscal year, due mainly to an increase in SG&A expenses, including quality related expenses, as well as decreased profit attributable to decreased sales revenue and model mix, despite favorable foreign currency effects.

In North America, sales revenue increased by 18.6%, to JPY 8,537.0 billion from the previous fiscal year due mainly to increased revenue in automobile and financial services business operations, despite unfavorable foreign currency translation effects. Operating profit totaled JPY 210.8 billion, an increase of 16.2% from the previous fiscal year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses, as well as unfavorable foreign currency effects.

In Europe, sales revenue increased by 7.2%, to JPY 776.0 billion from the previous fiscal year due mainly to increased revenue in automobile business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 18.7 billion, an increase of JPY 41.3 billion from the previous fiscal year due mainly to increase in sales volume profit attributable to increased sales revenue and model mix, despite an increased SG&A expenses as well as unfavorable foreign currency effects.

In Asia, sales revenue increased by 6.2%, to JPY 3,535.3 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit increased by 20.3%, to JPY 335.5 billion from the previous fiscal year due mainly to continuing cost reduction efforts, an increase in profit attributable to increased sales revenue and model mix, and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 14.9%, to JPY 808.6 billion from the previous fiscal year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Honda reported an operating loss of JPY 8.3 billion, a decrease of JPY 48.4 billion from the previous fiscal year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts.

9

Forecasts for the Fiscal Year Ending March 31, 2017

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2017, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2017

	Yen (billions)	Changes from FY2016
Sales revenue	13,750.0	-5.8%
Operating profit	600.0	+19.2%
Profit before income taxes	705.0	+10.9%
Profit for the year attributable to owners of the parent	390.0	+13.2%

	Yen
Earnings per share attributable to owners of the parent	216.39
Basic and diluted

Note:	The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2017.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2017 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+49.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+113.0
SG&A expenses	+291.0
R&D expenses	-54.0
Currency effect	-303.0

Operating profit compared with fiscal year 2016	+96.6

Share of profit of investments accounted for using the equity method	+3.9
Finance income and finance costs	-31.0

Profit before income taxes compared with fiscal year 2016	+69.5

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

10

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2016

Total assets decreased by JPY 196.5 billion, to JPY 18,229.2 billion from March 31, 2015, mainly due to a decrease in Receivables from financial services as well as foreign currency translation effects, despite an increase in Cash and cash equivalents and Equipment on operating lease. Total liabilities increased by JPY 154.4 billion, to JPY 11,197.5 billion from March 31, 2015, mainly due to increased Provisions, despite foreign currency translation effects. Total equity decreased by JPY 351.0 billion, to JPY 7,031.7 billion from March 31, 2015 due mainly to foreign currency translation effects, despite increased in Retained earnings.

11

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2016

Consolidated cash and cash equivalents on March 31, 2016 increased by JPY 285.7 billion from March 31, 2015, to JPY 1,757.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 1,390.9 billion for the fiscal year ended March 31, 2016. Cash inflows from operating activities increased by JPY 370.5 billion compared with the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 875.0 billion. Cash outflows from investing activities increased by JPY 34.5 billion compared with the previous fiscal year, due mainly to an increase in acquisition of financial asset.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 95.2 billion. Cash outflows from financing activities increased by JPY 107.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds of financing liabilities.

Supplemental information for cash flows

	FY2015 Year-end	FY2016 Year-end
Equity attributable to owners of the parent ratio (%)	38.6	37.1
Equity attributable to owners of the parent ratio on a market price basis (%)	38.2	30.5
Repayment period (years)	6.6	4.7
Interest coverage ratio	12.4	16.1

-	Equity attributable to owners of the parent ratio: Equity attributable to owners of the parent / total assets

-	Equity attributable to owners of the parent ratio on a market price basis: issued common stock stated at market price / total assets

-	Repayment period: interest bearing debt / cash flows from operating activities

-	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	The issued common stock stated at market price is calculated based on issued shares of Honda’s common stock minus treasury stock.

3.	Cash flows from operating activities are obtained from the consolidated statement of cash flows.

4.	Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated statements of financial position.

12

Profit Redistribution Policy and Dividend per Share of Common Stock for the fiscal years 2016 and 2017

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 22 per share for the year ended March 31, 2016. As a result, total cash dividends for the year ended March 31, 2016, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 22, are planned to be JPY 88 per share.

Also, please note that the year-end cash dividends for the year ended March 31, 2016 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 22 per share for each quarter for the year ending March 31, 2017. As a result, total cash dividends for the year ending March 31, 2017 are expected to be JPY 88 per share.

13

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation as well as creating quality products that please the customers and exceed their expectations. Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions”.

1.	Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales and service department, along with integrated verification through coordination among those departments.

2.	Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies, which includes the spread of electric-powered motor technology. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote the global spread of electric-powered motor technology. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

14

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. In addition, Honda will promote research and development to commercialize automated driving. Honda will reinforce and continue to advance its contribution to traffic safety in Japan and motorized societies abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells.

With the long-term goal of reducing total CO2 emissions by 50% compared to year 2000 levels by 2050, Honda has set an interim target to reduce CO2 emissions from its global products by 30% by 2020. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions related to mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

15

Consolidated Financial Summary

For the three months and the years ended March 31, 2015 and 2016

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016
Sales revenue	3,491,515	3,657,889	13,328,099	14,601,151
Operating profit (loss)	86,098	(63,831)	670,603	503,376
Profit (loss) before income taxes	107,659	(58,706)	806,237	635,450
Profit (loss) for the period attributable to owners of the parent	81,905	(93,444)	509,435	344,531

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	45.45	(51.85)	282.66	191.16

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2016		Year ended Mar. 31, 2016
Sales revenue		32,463		129,581
Operating profit (loss)		(566)		4,467
Profit (loss) before income taxes		(521)		5,639
Profit (loss) for the period attributable to owners of the parent		(829)		3,058

	U.S. Dollar
Earnings (loss) per share attributable to owners of the parent
Basic and diluted		(0.46)		1.70

16

[1] Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2015	Mar. 31, 2016
Assets
Current assets:
Cash and cash equivalents	1,471,730	1,757,456
Trade receivables	820,681	826,714
Receivables from financial services	2,098,951	1,926,014
Other financial assets	92,708	103,035
Inventories	1,498,312	1,313,292
Other current assets	313,758	315,115

Total current assets	6,296,140	6,241,626

Non-current assets:
Investments accounted for using the equity method	614,975	593,002
Receivables from financial services	3,584,654	3,082,054
Other financial assets	350,579	335,203
Equipment on operating leases	3,335,367	3,678,111
Property, plant and equipment	3,189,511	3,139,564
Intangible assets	759,535	824,939
Deferred tax assets	138,069	180,828
Other non-current assets	157,007	153,967

Total non-current assets	12,129,697	11,987,668

Total assets	18,425,837	18,229,294

Liabilities and Equity
Current liabilities:
Trade payables	1,157,738	1,128,041
Financing liabilities	2,833,563	2,789,620
Accrued expenses	377,372	384,614
Other financial liabilities	109,715	89,809
Income taxes payable	53,654	45,872
Provisions	294,281	513,232
Other current liabilities	474,731	519,163

Total current liabilities	5,301,054	5,470,351

Non-current liabilities:
Financing liabilities	3,926,276	3,736,628
Other financial liabilities	61,147	47,755
Retirement benefit liabilities	592,724	660,279
Provisions	182,661	264,978
Deferred tax liabilities	744,410	789,830
Other non-current liabilities	234,744	227,685

Total non-current liabilities	5,741,962	5,727,155

Total liabilities	11,043,016	11,197,506

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,165)	(26,178)
Retained earnings	6,083,573	6,194,311
Other components of equity	794,034	336,115

Equity attributable to owners of the parent	7,108,627	6,761,433
Non-controlling interests	274,194	270,355

Total equity	7,382,821	7,031,788

Total liabilities and equity	18,425,837	18,229,294

17

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2015 and 2016

	Yen (millions)
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016
Sales revenue	3,491,515	3,657,889

Operating costs and expenses:
Cost of sales	(2,704,575)	(2,828,442)
Selling, general and administrative	(535,509)	(698,152)
Research and development	(165,333)	(195,126)

Total operating costs and expenses	(3,405,417)	(3,721,720)

Operating profit (loss)	86,098	(63,831)

Share of profit of investments accounted for using the equity method	17,954	8,390

Finance income and finance costs:
Interest income	7,408	7,156
Interest expense	(3,530)	(4,608)
Other, net	(271)	(5,813)

Total finance income and finance costs	3,607	(3,265)

Profit (loss) before income taxes	107,659	(58,706)
Income tax expense	(14,324)	(20,274)

Profit (loss) for the period	93,335	(78,980)

Profit (loss) for the period attributable to:
Owners of the parent	81,905	(93,444)
Non-controlling interests	11,430	14,464

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	45.45	(51.85)

18

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2015 and 2016

	Yen (millions)
	Three months ended Mar. 31, 2015	Three months ended Mar. 31, 2016
Profit (loss) for the period	93,335	(78,980)

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(95,124)	(70,709)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	6,796	(13,494)
Share of other comprehensive income of investments accounted for using the equity method	(568)	(955)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(124,482)	(244,618)
Share of other comprehensive income of investments accounted for using the equity method	8,758	(18,139)

Total other comprehensive income, net of tax	(204,620)	(347,915)

Comprehensive income for the period	(111,285)	(426,895)

Comprehensive income for the period attributable to:
Owners of the parent	(118,124)	(436,212)
Non-controlling interests	6,839	9,317

19

Consolidated Statements of Income

For the years ended March 31, 2015 and 2016

	Yen (millions)
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016
Sales revenue	13,328,099	14,601,151

Operating costs and expenses:
Cost of sales	(10,330,784)	(11,332,399)
Selling, general and administrative	(1,720,550)	(2,108,874)
Research and development	(606,162)	(656,502)

Total operating costs and expenses	(12,657,496)	(14,097,775)

Operating profit	670,603	503,376

Share of profit of investments accounted for using the equity method	96,097	126,001

Finance income and finance costs:
Interest income	27,037	28,468
Interest expense	(18,194)	(18,146)
Other, net	30,694	(4,249)

Total finance income and finance costs	39,537	6,073

Profit before income taxes	806,237	635,450
Income tax expense	(245,139)	(229,092)

Profit for the year	561,098	406,358

Profit for the year attributable to:
Owners of the parent	509,435	344,531
Non-controlling interests	51,663	61,827

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	282.66	191.16

20

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2015 and 2016

	Yen (millions)
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016
Profit for the year	561,098	406,358

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(101,286)	(70,709)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	24,007	(15,797)
Share of other comprehensive income of investments accounted for using the equity method	(714)	(1,274)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	465,776	(430,152)
Share of other comprehensive income of investments accounted for using the equity method	57,356	(36,591)

Total other comprehensive income, net of tax	445,139	(554,523)

Comprehensive income for the year	1,006,237	(148,165)

Comprehensive income for the year attributable to:
Owners of the parent	931,709	(188,580)
Non-controlling interests	74,528	40,415

21

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2014	86,067	171,117	(26,149)	5,831,140	273,359	6,335,534	223,394	6,558,928

Comprehensive income for the year
Profit for the year				509,435		509,435	51,663	561,098
Other comprehensive income, net of tax					422,274	422,274	22,865	445,139

Total comprehensive income for the year				509,435	422,274	931,709	74,528	1,006,237
Reclassification to retained earnings				(98,401)	98,401	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(21,566)	(180,167)
Purchases of treasury stock			(17)			(17)		(17)
Disposal of treasury stock			1			1		1
Equity transactions and others		1				1	(2,162)	(2,161)

Total transactions with owners and other		1	(16)	(158,601)		(158,616)	(23,728)	(182,344)

Balance as of March 31, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the year
Profit for the year				344,531		344,531	61,827	406,358
Other comprehensive income, net of tax					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year				344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock			(14)			(14)		(14)
Disposal of treasury stock			1			1		1
Equity transactions and others							(3,729)	(3,729)

Total transactions with owners and other			(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

22

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016
Cash flows from operating activities:
Profit before income taxes	806,237	635,450
Depreciation, amortization and impairment losses excluding equipment on operating leases	625,229	660,714
Share of profit of investments accounted for using the equity method	(96,097)	(126,001)
Finance income and finance costs, net	(41,941)	(982)
Interest income and interest costs from financial services, net	(172,275)	(151,374)
Changes in assets and liabilities
Trade receivables	(45,839)	(88,173)
Inventories	(56,285)	66,405
Trade payables	22,246	105,189
Accrued expenses	8,865	32,151
Provisions and retirement benefit liabilities	107,324	329,391
Receivables from financial services	316,962	354,353
Equipment on operating leases	(535,165)	(558,826)
Other assets and liabilities	45,255	20,765
Other, net	(12,931)	4,851
Dividends received	114,501	105,477
Interest received	236,344	233,873
Interest paid	(89,804)	(92,355)
Income taxes paid, net of refunds	(212,222)	(139,913)

Net cash provided by (used in) operating activities	1,020,404	1,390,995
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(648,205)	(635,176)
Payments for additions to and internally developed intangible assets	(234,915)	(236,783)
Proceeds from sales of property, plant and equipment and intangible assets	33,243	25,617
Payments for acquisitions of investments accounted for using the equity method	(1,971)	(3,238)
Proceeds from sales of investments accounted for using the equity method	—	3,237
Payments for acquisitions of other financial assets	(108,873)	(173,761)
Proceeds from sales and redemptions of other financial assets	119,897	145,414
Other, net	328	(387)

Net cash provided by (used in) investing activities	(840,496)	(875,077)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,731,773	8,302,231
Repayments of short-term financing liabilities	(8,602,054)	(8,708,320)
Proceeds from long-term financing liabilities	1,505,732	1,826,991
Repayments of long-term financing liabilities	(1,389,121)	(1,267,290)
Dividends paid to owners of the parent	(158,601)	(158,601)
Dividends paid to non-controlling interests	(21,513)	(40,331)
Purchases and sales of treasury stock, net	(16)	(13)
Other, net	(53,712)	(49,966)

Net cash provided by (used in) financing activities	12,488	(95,299)
Effect of exchange rate changes on cash and cash equivalents	85,750	(134,893)

Net change in cash and cash equivalents	278,146	285,726
Cash and cash equivalents at beginning of year	1,193,584	1,471,730

Cash and cash equivalents at end of year	1,471,730	1,757,456

23

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 368

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 83

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10

Reduced through reorganization: 14

Affiliated companies:

Newly formed affiliated companies: 1

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

5.	The average exchange rates for the three months ended March 31, 2016 was JPY 115.48 = USD 1. The average exchange rates for the same period last year was JPY 119.09 = USD 1. The average exchange rates for the fiscal year ended March 31, 2016 was JPY 120.14 = USD 1 as compared with JPY 109.93 = USD 1 for the previous fiscal year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 112.68 = USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2016.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

24

[7] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

For the three months ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	514,631	2,431,955	450,992	93,937	3,491,515	—	3,491,515
Intersegment	—	52,979	2,491	5,235	60,705	(60,705)	—

Total	514,631	2,484,934	453,483	99,172	3,552,220	(60,705)	3,491,515

Segment profit (loss)	53,373	(18,066)	54,179	(3,388)	86,098	—	86,098

For the three months ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	437,253	2,675,374	455,337	89,925	3,657,889	—	3,657,889
Intersegment	—	46,129	4,495	3,766	54,390	(54,390)	—

Total	437,253	2,721,503	459,832	93,691	3,712,279	(54,390)	3,657,889

Segment profit (loss)	27,628	(114,738)	43,555	(20,276)	(63,831)	—	(63,831)

25

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,846,666	9,603,335	1,555,550	322,548	13,328,099	—	13,328,099
Intersegment	—	154,536	12,363	24,362	191,261	(191,261)	—

Total	1,846,666	9,757,871	1,567,913	346,910	13,519,360	(191,261)	13,328,099

Segment profit (loss)	192,154	279,756	202,574	(3,881)	670,603	—	670,603

Segment assets	1,489,703	7,653,645	9,318,545	334,858	18,796,751	(370,914)	18,425,837
Depreciation and amortization	70,881	525,522	484,526	12,061	1,092,990	—	1,092,990
Capital expenditures	87,762	791,626	1,685,245	14,588	2,579,221	—	2,579,221

As of and for the year ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,805,429	10,625,405	1,835,605	334,712	14,601,151	—	14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—

Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	181,773	153,366	199,358	(31,121)	503,376	—	503,376

Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 345,266 million as of March 31, 2015 and JPY 451,387 million as of March 31, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

26

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	580,614	1,769,153	167,644	744,749	229,355	3,491,515	—	3,491,515
Inter-geographic areas	434,166	75,078	13,016	171,720	470	694,450	(694,450)	—

Total	1,014,780	1,844,231	180,660	916,469	229,825	4,185,965	(694,450)	3,491,515

Operating profit (loss)	8,585	(7,649)	(16,137)	71,674	7,790	64,263	21,835	86,098

For the three months ended March 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	559,558	1,990,033	213,880	731,388	163,030	3,657,889	—	3,657,889
Inter-geographic areas	437,672	112,576	15,914	109,735	450	676,347	(676,347)	—

Total	997,230	2,102,609	229,794	841,123	163,480	4,334,236	(676,347)	3,657,889

Operating profit (loss)	(180,480)	26,468	21,874	65,701	(19,736)	(86,173)	22,342	(63,831)

27

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,137,844	6,870,388	656,195	2,716,529	947,143	13,328,099	—	13,328,099
Inter-geographic areas	1,793,123	330,475	67,729	612,015	3,199	2,806,541	(2,806,541)	—

Total	3,930,967	7,200,863	723,924	3,328,544	950,342	16,134,640	(2,806,541)	13,328,099

Operating profit (loss)	210,171	181,525	(22,615)	278,855	40,167	688,103	(17,500)	670,603

Assets	4,231,472	10,454,542	667,945	2,526,914	677,831	18,558,704	(132,867)	18,425,837
Non-current assets other than financial instruments and deferred tax assets	2,279,156	4,084,678	120,217	760,642	196,727	7,441,420	—	7,441,420

As of and for the year ended March 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,022,931	8,123,655	693,255	2,955,690	805,620	14,601,151	—	14,601,151
Inter-geographic areas	1,905,654	413,427	82,782	579,683	3,032	2,984,578	(2,984,578)	—

Total	3,928,585	8,537,082	776,037	3,535,373	808,652	17,585,729	(2,984,578)	14,601,151

Operating profit (loss)	(98,714)	210,862	18,747	335,508	(8,322)	458,081	45,295	503,376

Assets	4,258,071	10,240,942	719,561	2,467,481	603,754	18,289,809	(60,515)	18,229,294
Non-current assets other than financial instruments and deferred tax assets	2,426,439	4,364,808	118,992	713,968	172,374	7,796,581	—	7,796,581

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 345,266 million as of March 31, 2015 and JPY 451,387 million as of March 31, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[8] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2015 and 2016 are calculated based on the following information.

	2015	2016
Equity attributable to owners of the parent (millions of yen)	7,108,627	6,761,433
The number of shares outstanding at the end of the period (excluding treasury stock) (shares)	1,802,286,926	1,802,283,519
Equity per share attributable to owners of the parent (yen)	3,944.23	3,751.59

Earnings per share attributable to owners of the parent for the years ended March 31, 2015 and 2016 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2015 and 2016.

	2015	2016
Profit for the year attributable to owners of the parent (millions of yen)	509,435	344,531
Weighted average number of common shares outstanding, basic (shares)	1,802,289,321	1,802,285,138
Basic earnings per share attributable to owners of the parent (yen)	282.66	191.16

28

[9] Other

1.	Loss related to airbag inflators

The Company and its consolidated subsidiaries have been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multi-district litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

2.	Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the year ended March 31, 2016.

3.	Impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is a JPY 22,244 million for the fiscal year ended March 31, 2015 and a JPY 28,887 million for the fiscal year ended March 31, 2016, respectively. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statement of income.

4.	Income taxes

On March 29, 2016, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 30% for fiscal years beginning on or after April 1, 2016. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. The impact for the year ended March 31, 2016 is not material.

[10] Significant Subsequent Events

None

29

[1] Unconsolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2015	Mar. 31, 2016
Assets
Current assets
Cash and bank deposits	54,297	89,569
Accounts receivable	479,309	475,026
Securities	160,000	258,900
Finished goods	138,923	83,108
Work in process	40,270	36,679
Raw materials and supplies	31,207	32,061
Prepaid expenses	11,996	13,484
Deferred income taxes	84,026	98,448
Others	154,861	150,536
Allowance for doubtful accounts	(859)	(4,302)

Total current assets	1,154,033	1,233,512

Fixed assets
Tangible fixed assets
Buildings	276,009	269,080
Structures	38,859	43,997
Machinery and equipment	138,711	143,806
Vehicles	5,598	6,424
Tools, furniture and fixtures	24,776	20,433
Land	347,082	351,581
Lease assets	2,432	3,032
Construction in progress	15,929	13,914

Total tangible fixed assets	849,399	852,271

Intangible assets
Software	72,053	75,034
Lease assets	11	7
Others	2,501	2,459

Total intangible assets	74,566	77,502

Investments and other assets
Investment securities	125,565	98,920
Investment securities–subsidiaries and affiliates	389,081	388,837
Investments in capital of subsidiaries and affiliates	93,476	93,475
Long-term loans receivable	2,441	1,632
Deferred income taxes	59,062	66,104
Others	21,340	17,410
Allowance for doubtful accounts	(1,513)	(1,390)

Total investments and other assets	689,454	664,989

Total fixed assets	1,613,421	1,594,763

Total assets	2,767,455	2,828,275

30

[1] Unconsolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2015	Mar. 31, 2016
Liabilities
Current liabilities
Notes payable–trade	357	99
Electronically recorded obligations-operating	14,012	34,055
Accounts payable	234,550	232,860
Short-term loans payable	30,718	24,832
Lease debt	950	1,171
Other payables	105,241	139,368
Accrued expenses	75,002	82,642
Income taxes payable	3,086	123
Advances received	6,290	5,876
Deposits received	3,451	3,674
Deferred revenue	61	53
Current portion of accrued product warranty	65,467	205,699
Accrued employees’ bonuses	29,416	28,263
Accrued directors’ bonuses	278	313
Accrued operating officers’ bonuses	421	404
Others	2,333	4,645

Total current liabilities	571,639	764,085

Non-current liabilities
Long-term loans payable	80	57
Lease debt	1,694	2,145
Accrued product warranty	30,499	58,902
Accrued employees’ retirement benefits	169,206	133,644
Others	9,813	7,793

Total non-current liabilities	211,294	202,543

Total liabilities	782,933	966,628

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313
Other capital surplus	0	1

Total capital surplus	170,314	170,314

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
General reserve	1,322,300	1,428,300
Reserve for special depreciation	1,077	802
Reserve for reduction of acquisition cost of fixed assets	16,715	17,037
Earnings to be carried forward	331,232	118,496

Total retained earnings	1,692,842	1,586,153

Treasury stock	(26,263)	(26,276)

Total stockholders’ equity	1,922,960	1,816,258

Difference of appreciation and conversion
Net unrealized gains on securities	61,560	45,389

Total difference of appreciation and conversion	61,560	45,389

Total net assets	1,984,521	1,861,647

Total liabilities and net assets	2,767,455	2,828,275

31

[2] Unconsolidated Statements of Income

	Yen (millions)
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016
Net sales	3,331,187	3,303,606
Cost of sales	2,154,246	2,195,729

Gross profit	1,176,940	1,107,876

Selling, general and administrative expenses	1,080,597	1,299,297

Operating income (loss)	96,343	(191,421)

Non-operating income
Interest and dividend income	217,933	243,055
Foreign exchange profit	20,579	—
Others	30,727	30,083

Total non-operating income	269,240	273,138

Non-operating expenses
Interest expense	76	75
Depreciation	10,319	10,807
Expenses for rental assets	4,664	4,397
Foreign exchange loss	—	2,245
Others	2,890	3,369

Total non-operating expenses	17,951	20,895

Ordinary income	347,632	60,822

Extraordinary income
Gain on sales of non-current assets	474	583
Gain on sales of investment securities	4,138	1,453
Gain on liquidation of subsidiaries and affiliates	2,885	—
Settlement received	8,233	896
Interest on refund of income taxes and other	—	5,836
Others	1,147	377

Total extraordinary income	16,879	9,147

Extraordinary losses
Loss on disposal of fixed assets	3,077	5,519
Loss on devaluation of investment securities–subsidiaries and affiliates	29,771	135
Others	164	604

Total extraordinary losses	33,013	6,259

Income before income taxes	331,498	63,710

Income taxes-current	40,038	37,635
Income taxes for prior periods	—	(13,308)
Income taxes-deferred	26,772	(12,529)

Total income tax	66,811	11,798

Net income	264,686	51,912

32

[3] Unconsolidated Statement of Changes in Net Assets

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	Other retained earnings
						General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025
Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025
Changes of items during the period
Provision of general reserve						66,000
Provision of reserve for special depreciation							760
Reversal of reserve for special depreciation							(668)
Provision of reserve for reduction entry								921
Reversal of reserve for reduction entry								(231)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	0	0	—	66,000	92	689
Balance at March 31, 2015	86,067	170,313	0	170,314	21,516	1,322,300	1,077	16,715

33

	Stockholders’ equity				Valuation and translation adjustments		Total net assets
	Retained earnings		Treasury stock	Total stockholders’ equity	Valuation difference on available-for- sale security	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	44,945	1,895,208
Cumulative effects of changes in accounting policies	(33,372)	(33,372)		(33,372)			(33,372)
Restated balance	291,929	1,586,756	(26,247)	1,816,891	44,945	44,945	1,861,836
Changes of items during the period
Provision of general reserve	(66,000)	—		—			—
Provision of reserve for special depreciation	(760)	—		—			—
Reversal of reserve for special depreciation	668	—		—			—
Provision of reserve for reduction entry	(921)	—		—			—
Reversal of reserve for reduction entry	231	—		—			—
Dividends from surplus	(158,601)	(158,601)		(158,601)			(158,601)
Net income	264,686	264,686		264,686			264,686
Purchase of treasury stock			(16)	(16)			(16)
Disposal of treasury stock	—	—	0	1			1
Net changes of items other than shareholders’ equity					16,615	16,615	16,615
Total changes of items during the period	39,303	106,085	(15)	106,069	16,615	16,615	122,684
Balance at March 31, 2015	331,232	1,692,842	(26,263)	1,922,960	61,560	61,560	1,984,521

34

	Yen (millions)
	Stockholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2015	86,067	170,313	0	170,314	21,516	1,322,300	1,077	16,715
Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	0	170,314	21,516	1,322,300	1,077	16,715
Changes of items during the period
Provision of general reserve						106,000
Provision of reserve for special depreciation							29
Reversal of reserve for special depreciation							(304)
Provision of reserve for reduction entry								549
Reversal of reserve for reduction entry								(227)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholder’s equity
Total changes of items during the period	—	—	0	0	—	106,000	(274)	322
Balance at March 31, 2016	86,067	170,313	1	170,314	21,516	1,428,300	802	17,037

35

	Stockholders’ equity				Valuation and translation adjustments		Total net assets
	Retained earnings		Treasury stock	Total stock-holders’ equity	Valuation difference on available-for- sale security	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2015	331,232	1,692,842	(26,263)	1,922,960	61,560	61,560	1,984,521
Cumulative effects of changes in accounting policies
Restated balance	331,232	1,692,842	(26,263)	1,922,960	61,560	61,560	1,984,521
Changes of items during the period
Provision of general reserve	(106,000)	—		—			—
Provision of reserve for special depreciation	(29)	—		—			—
Reversal of reserve for special depreciation	304	—		—			—
Provision of reserve for reduction entry	(549)	—		—			—
Reversal of reserve for reduction entry	227	—		—			—
Dividends from surplus	(158,601)	(158,601)		(158,601)			(158,601)
Net income	51,912	51,912		51,912			51,912
Purchase of treasury stock			(14)	(14)			(14)
Disposal of treasury stock	—	—	0	1			1
Net changes of items other than shareholders’ equity					(16,171)	(16,171)	(16,171)
Total changes of items during the period	(212,736)	(106,688)	(13)	(106,702)	(16,171)	(16,171)	(122,873)
Balance at March 31, 2016	118,496	1,586,153	(26,276)	1,816,258	45,389	45,389	1,861,647

[4] Going Concern

None

36

“This is an English summary of our Japanese language financial results submitted to the Tokyo Stock Exchange (TSE) on May 13, 2016. This English summary omits a summary of financial results that the TSE requires be disclosed in Japan and also omits other information that the Company Law of Japan requires be disclosed in the country.”

37

[Translation]

May 13, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takahiro Hachigo
President and Representative Director

Notice Regarding Product Warranty (Quality Related) Expenses

Honda Motor Co., Ltd. (the “Company”) announces the financial impact of product warranty (quality related) expenses for the Company and its consolidated subsidiaries related to an agreement reached between the U.S. National Highway Traffic Safety Administration (“NHTSA”) and our supplier on May 4, 2016.

The Company and its consolidated subsidiaries have been conducting market-based measures in relation to airbag inflators. Due to an amendment of the Consent Order issued by NHTSA on November 3, 2015 being agreed to between NHTSA and our supplier on May 4, 2016, a change arose in our estimate of product warranty (quality related) expenses. The financial impact from this amendment resulted in an approximately 267.0 billion yen adjustment to the consolidated financial results for the fiscal year ended March 31, 2016 and an approximately 103.0 billion yen adjustment to the unconsolidated financial results for the fiscal year ended March 31, 2016.

The impact of this event was not included in the assumptions underlying the forecast for the consolidated financial results (based on IFRS) for the fiscal year ending March 31, 2016, which was announced on January 29, 2016, nor the forecast for the unconsolidated financial results for the fiscal year ending March 31, 2016, which was announced on November 4, 2015. For details regarding the differences between the forecasts and the financial results, please refer to the separate announcement released by the Company today entitled “Notice Concerning Differences between Forecasts and Actual Consolidated and Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2016”.

[Translation]

May 13, 2016

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takahiro Hachigo
President and Representative Director

Notice Concerning Differences between Forecasts and Actual Consolidated and

Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2016

Honda Motor Co., Ltd. (the “Company”) hereby announces differences that arose between its consolidated forecast (announced on January 29, 2016) as well as its unconsolidated forecast (announced on November 4, 2015) and the Company’s actual financial results for the fiscal year ended March 31, 2016.

Particulars

Differences between Forecasts and Actual Financial Results for the Fiscal Year Ended March 31, 2016:

Consolidated Financial Results

(Millions of Yen, except basic earnings per share attributable to owners of the parent)
	Sales revenue	Operating profit	Profit before income taxes	Profit for the year attributable to owners of the parent	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced (A)	14,550,000	685,000	805,000	525,000	291.30
Results for the fiscal year ended March 31, 2016 (B)	14,601,151	503,376	635,450	344,531	191.16
Change (B-A)	51,151	-181,624	-169,550	-180,469	—
Percentage change (%)	0.4	-26.5	-21.1	-34.4	—
(Reference) Results for the fiscal year ended March 31, 2015	13,328,099	670,603	806,237	509,435	282.66

Unconsolidated Financial Results

(Millions of Yen, except net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced (A)	3,400,000	10,000	240,000	190,000	105.42
Results for the fiscal year ended March 31, 2016 (B)	3,303,606	-191,421	60,822	51,912	28.80
Change (B-A)	-96,393	-201,421	-179,177	-138,087	—
Percentage change (%)	-2.8	—	-74.7	-72.7	—
(Reference) Results for the fiscal year ended March 31, 2015	3,331,187	96,343	347,632	264,686	146.86

Reason for Differences

Differences between forecast and actual consolidated financial results for the fiscal year ended March 31, 2016

Operating profit, profit before income taxes and profit for the year attributable to owners of the parents for the fiscal year ended March 31, 2016 were lower than their respective forecasts mainly due to increased SG&A expenses, including quality related costs related to airbag inflators, despite increased sales volume and model mix as well as favorable foreign currency effects.

Differences between forecast and actual unconsolidated financial results for the fiscal year ended March 31, 2016

Operating income, ordinary income, and net income for the fiscal year ended March 31, 2016 were lower than their respective forecasts mainly due to increased SG&A expenses, including quality related costs related to airbag inflators, as well as decreased sales volume and model mix, despite favorable foreign currency effects.

[Translation]

May 17, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, 107-8556 Tokyo Takahiro Hachigo President and Representative Director

Notice Concerning 92nd Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 17, 2016, resolved to convene the Company’s 92nd ordinary general meeting of shareholders as follows.

Particulars

1. Date and time

10:00 a.m. on Thursday, June 16, 2016

(Reception desk is expected to open at 9:00 a.m.)

2. Place

GRAND PACIFIC LE DAIBA

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3. Agenda:

Matters to be reported:

1. Report on the business report, consolidated financial statements and unconsolidated financial statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016); and

2. Report on the results of the audit of the consolidated financial statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Election of Thirteen (13) Directors

Third Item:

Election of Two (2) Corporate Auditors

[Translation]

REPORT OF INDEPENDENT DIRECTORS/CORPORATE AUDITORS

1.	Basic Information

Company Name: Honda Motor Co., Ltd.

Securities Code Number: 7267

Submission Date: May 27, 2016

Date of Change of Position (scheduled date): June 16, 2016

Reason for Submission of Report of Independent Directors/Corporate Auditors: The election of a new outside corporate director is included in the matters to be resolved at an Ordinary General Meeting of Shareholders.

The Company has selected all persons who are qualified to become independent directors/auditors as independent directors/auditors. (*1): Yes

2.	Matters related to Independence of Independent Directors/Auditors and Outside Directors/Outside Corporate Auditors

No: 1

Name: Hideko Kunii

Outside Director/ Outside Corporate Auditor: Outside Director

Independent Director/Corporate Auditor: Yes

Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)

a	b	c	d	e	f	g	h	i	j	k	l
No	No	No	No	No	No	No	No	No	No	No	No

Not Applicable: Yes

Details of Change of Position: N/A

Consent of the Said Person: Yes

No: 2

Name: Motoki Ozaki

Outside Director/ Outside Corporate Auditor: Outside Director

Independent Director/Corporate Auditor: Yes

Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)

a	b	c	d	e	f	g	h	i	j	k	l
No	No	No	No	No	No	No	No	No	No	No	No

Not Applicable: Yes

Details of Change of Position: Newly Appointed

Consent of the Said Person: Yes

2

No: 3

Name: Toshiaki Hiwatari

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Corporate Auditor: Yes

Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)

a	b	c	d	e	f	g	h	i	j	k	l
No	No	No	No	No	No	No	No	No	No	No	No

Not Applicable: Yes

Details of Change of Position: N/A

Consent of the Said Person: Yes

No: 4

Name: Hideo Takaura

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Corporate Auditor: Yes

Characteristics of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)

a	b	c	d	e	f	g	h	i	j	k	l
No	No	No	No	No	No	No	No	No	No	No	No

Not Applicable: Yes

Details of Change of Position: N/A

Consent of the Said Person: Yes

3

No: 5

Name: Mayumi Tamura

Outside Director/ Outside Corporate Auditor: Outside Corporate Auditor

Independent Director/Corporate Auditor: Yes

Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)

a	b	c	d	e	f	g	h	i	j	k	l
No	No	No	No	No	No	No	No	No	No	No	No

Not Applicable: Yes

Details of Change of Position: N/A

Consent of the Said Person: Yes

4

3.	Explanation of the Characteristics of the Independent Directors/Auditors and the Reasons for the Appointment

No: 1

Explanation of the applicability of attributes (*4): N/A

Reasons for the Appointment of the Independent Director/Auditor (*5):

Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality, and the Company wishes to receive her advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective drawing on her experience and knowledge.

Hideko Kunii fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

No: 2

Explanation of the applicability of attributes (*4): N/A

Reasons for the Appointment of the Independent Director/Corporate Auditor (*5):

Motoki Ozaki served as a corporate manager over many years at a major chemical manufacturer operating globally, and has extensive experience and considerable knowledge regarding corporate management, and the Company wishes to receive his advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective, drawing on his experience and knowledge.

5

Motoki Ozaki fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

No: 3

Explanation of the applicability of attributes (*4): N/A

Reasons for the Appointment of the Independent Director/Corporate Auditor (*5):

Based on his extensive experience and considerable knowledge as a legal affairs specialist, the Company would like him to conduct auditing activities from a broad and sophisticated perspective.

Toshiaki Hiwatari fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

No: 4

Explanation of the applicability of attributes (*4): N/A

Reasons for the Appointment of the Independent Director/Corporate Auditor (*5):

Based on his extensive experience and considerable knowledge as a certified public accountant, the Company would like him to conduct auditing activities from a broad and sophisticated perspective.

6

Hideo Takaura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

No: 5

Explanation of the applicability of attributes (*4): N/A

Reasons for the Appointment of the Independent Director/Corporate Auditor (*5):

Based on her extensive experience and considerable knowledge regarding corporate management, the Company would like her to conduct auditing activities from a broad and sophisticated perspective.

Mayumi Tamura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

4.	Supplemental Explanation:

The Company has established its “Criteria for Independence of Outside Directors/Outside Corporate Auditors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors>

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

7

1.	He/She is not, and has never been a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group (*4);

4)	a person who belongs to an audit organization that conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and corporate auditors of the Company;

6)	a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

8

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

[End]

Established on May 15, 2015

Notes

*1	A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place as the outside director/outside corporate auditor

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4	A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million per year.

*6	An “organization which is receiving a large amount of donations or grants from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

9

▶1 If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2 Matters to check regarding characteristics of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent auditors);

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent auditors);

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company’s major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

10

i. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

j. person who executes the business of a customer of the listed company (where any of items f, g and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k. person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l. person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3 If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/auditors himself/herself in the “past”, please mark with a “Δ”. If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲”.

▶4 If any of the items a to l above apply, please provide an explanation (summary).

▶5 Please write down the reasons for appointing the independent director/corporate auditor.

11

•	Notice of Convocation of the 92nd Ordinary General Meeting of Shareholders

•	Reference Materials for the General Meeting of Shareholders

•	Business Report for the 92nd Fiscal Year

•	Consolidated Financial Statements

•	Audit Report

[Translation]

May 30, 2016

To Stockholders:

Notice of Convocation of the 92nd

Ordinary General Meeting of Shareholders

Dear Stockholders:

We would like to express our condolences for the victims of the recent Kumamoto Earthquake and heartfelt sympathy for all of those affected and offer our prayers for a swift recovery.

You are hereby notified that the 92nd Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the meeting, you may exercise your voting rights by mail or via the Internet. We request that you exercise your voting rights after examining the reference materials for the general meeting of shareholders mentioned below.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed voting right exercise form, and then send the voting right exercise form to us so that is received no later than 6:00 p.m. on Wednesday, June 15, 2016.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Takahiro Hachigo
President and Representative Director

Particulars

Time and Date	10:00 a.m. on June 16, 2016 (Thursday)

Place	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda

Matters to be reported

1.	Report on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016);

2.	Report on the results of the audit of the consolidated financial statements for the 92nd Fiscal Year (from April 1, 2015 to March 31, 2016) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved

First Item

Distribution of Dividends

Second Item

Election of Thirteen (13) Directors

Third Item

Election of Two (2) Corporate Auditors

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)	If voting rights are exercised through indications on the voting right exercise form and, in addition, through voting via the Internet and, therefore, voting rights are exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the last votes submitted via the Internet will be regarded as the effective votes.

(4)	If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company (a person who is not a shareholder, such as a proxy who is not a shareholder and an accompanying person of a shareholder, may not attend the meeting).

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals from the following voting rights exercise website.

http://www.web54.net/

*	Details regarding these agenda items are contained in the “Business Report for the 92nd Fiscal Year,” which is appended to this Notice of Convocation.

*	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors/    English     http://world.honda.com/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

FIRST ITEM     Distribution of Dividends

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital structure policy.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

1 Conditions and Total Value of Dividend Assets Allocated to Stockholders JPY 22 per share of common stock Total value of JPY 39,650,237,418 2 Effective Date of Distribution of Dividends June 17, 2016

As a result, annual dividends including cash dividends paid at the end of the first, second and third quarters will be JPY 88 per share.

SECOND ITEM    Election of Thirteen (13) Directors

The term of office of each of the fourteen (14) current Directors is due to expire at the close of this meeting. It is proposed that the following thirteen (13) Directors including two (2) Outside Directors be elected at this meeting. The names and particulars of the candidates for the position of Director are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors

1	Reappointment	Takahiro Hachigo	President, Chief Executive Officer and Representative Director		7/7

2	Reappointment	Yoshiyuki Matsumoto	Senior Managing Officer and Director	Supervising Director of F1 Project	7/7

3	Reappointment	Yoshi Yamane	Senior Managing Officer and Director	Chief Operating Officer for Production Operations	7/7

4	New appointment	Seiji Kuraishi	Senior Managing Officer		Not applicable as the candidate is to be newly appointed as Director.

5	Reappointment	Kohei Takeuchi	Senior Managing Officer and Director	Chief Operating Officer for Business Management Operations Chief Officer for Honda Driving Safety Promotion Center	10/10

6	New appointment	Takashi Sekiguchi	Managing Officer	Chief Operating Officer for Automobile Operations Executive in Charge of Sales Strategy for Automobile Operations	Not applicable as the candidate is to be newly appointed as Director.

7	Reappointment	Hideko Kunii Outside Independent Director	Director		10/10

8	New appointment	Motoki Ozaki Outside Independent Director			Not applicable as the candidate is to be newly appointed as Director.

9	Reappointment	Takanobu Ito	Director and Advisor		10/10

10	Reappointment	Shinji Aoyama	Operating Officer and Director	Chief Operating Officer for Motorcycle Operations	10/10

11	Reappointment	Noriya Kaihara	Operating Officer and Director	Chief Operating Officer for Customer First Operations Chief Quality Officer	10/10

12	New appointment	Kazuhiro Odaka	Operating Officer	Chief Operating Officer for Business Support Operations Compliance Officer	Not applicable as the candidate is to be newly appointed as Director.

13	Reappointment	Masayuki Igarashi	Operating Officer and Director	Chief Operating Officer for Power Product Operations	7/7

Note:	The attendance record of Takahiro Hachigo, Yoshiyuki Matsumoto, Yoshi Yamane and Masayuki Igarashi shows figures covering the meetings of the Board of Directors held after their assumptions of office on June 17, 2015.

1	Takahiro Hachigo	Current position: President, Chief Executive Officer and Representative Director	Reappointment

Date of birth	Number of shares of the Company held
May 19, 1959	29,200 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	7/7

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.
Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations	Apr. 2013	Representative of Development, Purchasing and Production (China)
June 2008	Operating Officer of the Company	Apr. 2013	Vice President of Honda Motor (China) Investment Co., Ltd.
Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Nov. 2013	Vice President of Honda Motor Technology (China) Co., Ltd.
Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2014	Managing Officer of the Company
Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.	Apr. 2015	Senior Managing Officer of the Company
Sep. 2012	Managing Officer of Honda R&D Co., Ltd.	June 2015	President, Chief Executive Officer and Representative Director of the Company (present)

2	Yoshiyuki Matsumoto	Current position: Senior Managing Officer and Director Responsibilities: Supervising Director of F1 Project	Reappointment

Date of birth	Number of shares of the Company held
January 14, 1958	33,000 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	7/7

Resume, current position, responsibilities and significant concurrent positions

Apr. 1981	Joined Honda Motor Co., Ltd.	Apr. 2013	President and Chief Executive Officer of Honda Motor India Private Ltd.

Apr. 2006	Responsible for Automobile Products for Automobile Operations	Apr. 2015	Senior Managing Officer of the Company

June 2006	Operating Officer of the Company	Apr. 2015	Chief Operating Officer for Automobile Operations

Apr. 2009	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Executive in Charge of Quality Innovation for Automobile Operations

Apr. 2011	Executive in Charge of Business Unit No. 3 for Automobile Operations	June 2015	Senior Managing Officer and Director of the Company (present)

Apr. 2012	Managing Officer of the Company	Apr. 2016	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd. (present)

Apr. 2013	Representative of Development, Purchasing and Production (Asia & Oceania)	Apr. 2016	Supervising Director of F1 Project (present)

Apr. 2013	Executive Vice President of Asian Honda Motor Co., Ltd.

(Significant concurrent positions)
President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

3	Yoshi Yamane	Current position: Senior Managing Officer and Director Responsibilities: Chief Operating Officer for Production Operations	Reappointment

Date of birth	Number of shares of the Company held
September 28, 1958	28,800 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	7/7

Resume, current position, responsibilities and significant concurrent positions

Oct. 1985	Joined Honda Engineering Co., Ltd.	Apr. 2014	Head of Automobile Production for Regional Operations (Japan)

Apr. 2008	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations	Apr. 2014	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

June 2008	Operating Officer of the Company	Apr. 2015	Senior Managing Officer of the Company

June 2008	Responsible for Production for Production Operations	Apr. 2015	Chief Production Officer

Apr. 2009	Responsible for Production for Regional Operations (China)	Apr. 2015	Representative of Automobile Development, Purchasing and Production for Automobile Operations

Sep. 2010	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2015	Head of Production for Automobile Operations

Apr. 2012	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Representative of Automobile Development, Purchasing and Production (Europe Region)

Apr. 2013	Representative of Automobile Development, Purchasing and Production (Japan)	June 2015	Senior Managing Officer and Director of the Company (present)

Apr. 2013	General Manager of Suzuka Factory of Automobile Production for Automobile Operations	Apr. 2016	Chief Operating Officer for Production Operations (present)

Apr. 2014	Managing Officer of the Company

4	Seiji Kuraishi	Current position: Senior Managing Officer	New appointment

Date of birth	Number of shares of the Company held
July 10, 1958	29,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	June 2010	Director of the Company

Oct. 2002	President and Director of Honda Malaysia Sdn Bhd	Apr. 2011	Operating Officer and Director of the Company

Apr. 2005	General Manager of Product Planning and Marketing Office for Automobile Operations	June 2011	Operating Officer of the Company (retired from the position as Director)

Apr. 2007	Vice President of Honda Motor (China) Investment Co., Ltd.	Nov. 2013	President of Honda Motor Technology (China) Co., Ltd.

June 2007	Operating Officer of the Company	Apr. 2014	Managing Officer of the Company

Jan. 2008	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2016	Senior Managing Officer of the Company (present)

Apr. 2010	Chief Operating Officer for Regional Operations (China)
President of Honda Motor (China) Investment Co., Ltd.

5	Kohei Takeuchi	Current position: Senior Managing Officer and Director Responsibilities: Chief Operating Officer for Business Management Operations, Chief Officer for Honda Driving Safety Promotion Center	Reappointment

Date of birth	Number of shares of the Company held
February 10, 1960	19,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	June 2013	Operating Officer and Director of the Company

Apr. 2010	General Manager of Accounting Division for Business Management Operations	Apr. 2015	Managing Officer and Director of the Company

Apr. 2011	Operating Officer of the Company	Apr. 2016	Senior Managing Officer and Director of the Company (present)

Apr. 2013	Chief Operating Officer for Business Management Operations (present)	Apr. 2016	Chief Officer for Honda Driving Safety Promotion Center (present)

6	Takashi Sekiguchi	Current position: Managing Officer Responsibilities: Chief Operating Officer for Automobile Operations, Executive in Charge of Sales Strategy for Automobile Operations	New appointment

Date of birth	Number of shares of the Company held
January 27, 1959	28,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2011	President and Director of Honda Canada Inc.

Apr. 2005	President and Director of Honda Cars Philippines, Inc.	Apr. 2013	Executive in Charge of Business Unit No. 2 for Automobile Operations

Apr. 2007	General Manager of Product Planning and Marketing Office for Automobile Operations	Apr. 2015	Managing Officer of the Company (present)

Apr. 2008	Executive Vice President and Director of American Honda Motor Co., Inc.	Apr. 2015	Executive in Charge of Sales Strategy for Automobile Operations (present)

June 2008	Operating Officer of the Company	Apr. 2016	Chief Operating Officer for Automobile Operations (present)

7	Hideko Kunii	Current position: Director	Reappointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
December 13, 1947	600 shares	None
Attendance record of the Board of Directors	Term of office as Director (as of the close of this Meeting)
10/10	2 years

Resume, current position, responsibilities and significant concurrent positions

May 1982	Joined Ricoh Co., Ltd.	June 2011	Vice Chairperson of Japan Information Technology Service Industry Association (present)

June 2000	Corporate Vice President of Ricoh Co., Ltd.	Apr. 2012	Professor, Graduate School of Engineering Management, Shibaura Institute of Technology (present)

Oct. 2002	General Manager of Software Research & Development of Ricoh Co., Ltd.	Mar. 2013	End of tenure as Chairperson of Ricoh IT Solutions Co., Ltd.

June 2005	Corporate Senior Vice President of Ricoh Co., Ltd.	Mar. 2013	End of tenure as Associate Director of Ricoh Co., Ltd.

Apr. 2008	Chairperson of Ricoh Software Co., Ltd. (Current Ricoh IT Solutions Co., Ltd.)	Apr. 2013	Deputy President, Shibaura Institute of Technology (present)

Apr. 2009	Associate Director of Ricoh Co., Ltd.	Oct. 2013	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology (present)

Jul. 2009	Chairperson of Ricoh IT Solutions Co., Ltd.	June 2014	Director of the Company (present)

Jul. 2009	Outside Director of Innovation Network Corporation of Japan (present)	June 2014	Outside Director of Tokyo Electric Power Company, Incorporated (present)

Aug. 2009	Member of Gender Equality Bureau Cabinet Office	June 2015	Outside Director of Mitsubishi Chemical Holdings Corporation (present)

(Significant concurrent positions)
Outside Director of Innovation Network Corporation of Japan, Vice Chairperson of Japan Information Technology Service Industry Association, Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, Deputy President, Shibaura Institute of Technology, General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, Outside Director of Tokyo Electric Power Company, Incorporated, Outside Director of Mitsubishi Chemical Holdings Corporation

Notes:	1.	Reasons for selection of candidate for position of Outside Director
Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality. She has been selected as a candidate for Outside Director to provide her advice from an objective, broad, and highly sophisticated perspective, drawing on her experience and knowledge.
	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Hideko Kunii is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Hideko Kunii fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange, Inc. and reported her appointment to the Tokyo Stock Exchange. If she is re-elected, the Company plans to continue her appointment as Independent Outside Director.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation of the Company, the Company has entered into a contract with Hideko Kunii which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If she is re-elected, the Company plans to extend the term of her limited liability contract.

8	Motoki Ozaki	New appointment Outside Independent Director

Date of birth	Number of shares of the Company held
June 6, 1949	0 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1972	Joined Kao Corporation (formerly Kao Soap Co., Ltd.)	June 2004	Representative Director, President and Chief Executive Officer

Sep. 1981	Brand Manager, Marketing Planning	June 2012	Chairman of the Board

May 1990	President, Sales-Consumer Products, Hokkaido Region	June 2012	President and Representative Director of The Kao Foundation for Arts and Sciences (present)

Feb. 1996	Vice President, Personal Care	Mar. 2014	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts (present)

Feb. 1998	Vice President, Baby and Feminine Care	Mar. 2014	Retired from Chairman of the Board of Kao Corporation

Apr. 2000	President, Prestige Cosmetics	June 2014	President of New National Theatre Foundation (present)

Apr. 2002	President, Global Fabric and Home Care	June 2015	Outside Director of Nomura Securities Co., Ltd. (present)

June 2002	Board of Director, Executive Officer

(Significant concurrent positions)

President and Representative Director of The Kao Foundation for Arts and Sciences, President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, President of New National Theatre Foundation, Outside Director of Nomura Securities Co., Ltd.

Notes:	1.	Reasons for selection of candidate for position of Outside Director

Motoki Ozaki served as a corporate manager over many years at a major chemical manufacturer operating globally, and has extensive experience and considerable knowledge regarding corporate management. He has been selected as a candidate for Outside Director to provide his advice from an objective, broad, and highly sophisticated perspective, drawing on his experience and knowledge.

	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Motoki Ozaki is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Motoki Ozaki fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” If he is elected, the Company plans to appoint him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and report his appointment as Independent Outside Director to the Tokyo Stock Exchange.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
If Motoki Ozaki is duly elected and assumes the position of Director, based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation of the Company, the Company plans to enter into a contract with Motoki Ozaki which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

9	Takanobu Ito	Current position: Director and Advisor	Reappointment

Date of birth	Number of shares of the Company held
August 29, 1953	36,500 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1978	Joined Honda Motor Co., Ltd.	June 2005	Managing Officer of the Company

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	Apr. 2007	Chief Operating Officer for Automobile Operations

June 2000	Director of the Company	June 2007	Senior Managing Director of the Company

June 2001	Senior Managing Director of Honda R&D Co., Ltd.	Apr. 2009	President and Director of Honda R&D Co., Ltd.

June 2003	Managing Director of the Company	June 2009	President and Representative Director of the Company

June 2003	Responsible for Motor Sports	Apr. 2011	President, Chief Executive Officer and Representative Director of the Company

June 2003	President and Director of Honda R&D Co., Ltd.	Apr. 2011	Chief Operating Officer for Automobile Operations

Apr. 2004	General Supervisor, Motor Sports	June 2015	Director and Advisor of the Company (present)

Apr. 2005	General Manager of Suzuka Factory for Production Operations

10	Shinji Aoyama	Current position: Operating Officer and Director Responsibilities: Chief Operating Officer for Motorcycle Operations	Reappointment

Date of birth	Number of shares of the Company held
December 25, 1963	15,600 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1986	Joined Honda Motor Co., Ltd.	Apr. 2013	Chief Operating Officer for Motorcycle Operations (present)

Apr. 2011	General Manager of Motorcycle Business Planning Office for Motorcycle Operations	June 2013	Operating Officer and Director of the Company (present)
Apr. 2012	Operating Officer of the Company

11	Noriya Kaihara	Current position: Operating Officer and Director Responsibilities: Chief Operating Officer for Customer First Operations, Chief Quality Officer	Reappointment

Date of birth	Number of shares of the Company held
August 4, 1961	11,900 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	10/10

Resume, current position, responsibilities and significant concurrent positions

Apr. 1984	Joined Honda Motor Co., Ltd.	June 2013	Operating Officer and Director of the Company (present)

Apr. 2012	General Manager of Automobile Quality Assurance Division	Apr. 2014	Chief Operating Officer for Customer Service Operations

Apr. 2013	Operating Officer of the Company	Apr. 2014	Head of Service Supervisory Unit for Automobile Operations

Apr. 2013	Chief Quality Officer (present)	Apr. 2016	Chief Operating Officer for Customer First Operations (present)

12	Kazuhiro Odaka	Current position: Operating Officer Responsibilities: Chief Operating Officer for Business Support Operations, Compliance Officer	New appointment

Date of birth	Number of shares of the Company held
April 12, 1962	5,500 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1985	Joined Honda Motor Co., Ltd.	Apr. 2016	Chief Operating Officer for Business Support Operations (present)

Apr. 2006	Vice President of American Honda Motor Co., Inc.	Apr. 2016	Compliance Officer (present)

Apr. 2010	General Manager of Associate Relations Division for Business Support Operations

Apr. 2015	Operating Officer of the Company (present)

Responsible for Human Resources and Associate Relations for Business Support Operations

General Manager of Human Resources Division for Business Support Operations

13	Masayuki Igarashi	Current position: Operating Officer and Director Responsibilities: Chief Operating Officer for Power Product Operations	Reappointment

Date of birth	Number of shares of the Company held
July 6, 1963	5,700 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	7/7

Resume, current position, responsibilities and significant concurrent positions

Apr. 1988	Joined Honda Motor Co., Ltd.	Apr. 2015	Chief Operating Officer for Power Product Operations (present)

Apr. 2014	Director of Asian Honda Motor Co., Ltd.	June 2015	Operating Officer and Director of the Company (present)

Apr. 2015	Operating Officer of the Company

THIRD ITEM: Election of Two (2) Corporate Auditors

The terms of office of Corporate Auditors Masaya Yamashita and Toshiaki Hiwatari are due to expire at the close of this meeting.

It is proposed that the following two (2) Corporate Auditors be elected at this meeting.

The names and particulars of the candidates for the position of Corporate Auditor are provided below.

The Board of Corporate Auditors has consented to the submission of this item to this meeting.

1	Masahiro Yoshida	Current position: Managing Officer and Director	New appointment

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
March 5, 1957	31,500 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors
10/10	-

Resume, current position and significant concurrent positions

Apr. 1979	Joined Honda Motor Co., Ltd.	June 2010	Director of the Company

Apr. 2007	General Manager of Human Resources Division, also responsible for Human Resources and Associate Relations for Business Support Operations	Apr. 2011	Operating Officer and Director of the Company

June 2007	Operating Officer of the Company	Apr. 2012	Compliance Officer

Apr. 2008	General Manager of Hamamatsu Factory for Production Operations	Apr. 2013	Managing Officer and Director of the Company (present)

Apr. 2010	Chief Operating Officer for Business Support Operations

2	Toshiaki Hiwatari	Current position: Corporate Auditor	Reappointment Outside Independent Corporate Auditor

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company

August 4, 1945	1,400 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors	Term of office as Corporate Auditor (as of the close of this Meeting)

9/10	10/10	4 years

Resume, current position and significant concurrent positions

Apr. 1968	Entered the Legal Training and Research Institute of the Supreme Court	June 2006	Superintending Prosecutor of the Hiroshima High Public Prosecutors Office

June 1997	Public Prosecutor in the Supreme Public Prosecutors Office	Dec. 2006	Superintending Prosecutor of the Tokyo High Public Prosecutors Office

Jul. 1997	Chief Public Prosecutor in the Oita District Public Prosecutors Office	Jul. 2008	Prosecutor General

June 1999	Associate Vice-Minister of Justice	June 2010	Retired from office

Jul. 1999	Director-General of the Secretariat of the Justice System Reform Council, Cabinet Secretariat	Sep. 2010	Registered with the Daiichi Tokyo Bar Association

Jul. 2001	Director of the Office for Promotion of Justice System Reform	Sep. 2010	Advisor Attorney to TMI Associates (present)

Dec. 2001	Director-General of General Affairs Department of the Supreme Public Prosecutors Office	June 2012	Corporate Auditor of the Company (present)

Aug. 2002	Director-General of the Criminal Affairs Bureau of the Ministry of Justice	Oct. 2012	Outside Director of Nomura Securities Co., Ltd. (present)

June 2004	Vice-Minister of Justice	June 2015	Outside Director of TOYO KANETSU K.K. (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Outside Director of Nomura Securities Co., Ltd., Outside Director of TOYO KANETSU K.K.

Notes:	1.	Reasons for selection of candidate for the position of Outside Corporate Auditor
Toshiaki Hiwatari is proposed as a candidate for Outside Corporate Auditor because the Company wishes him to conduct audits from a broad and highly sophisticated perspective based on his rich experience and high level of insight as a legal affairs specialist. Although he has no experience in corporate management, the Company judges that he is capable of performing the duties of Outside Corporate Auditor.
	2.	Other matters related to the Outside Corporate Auditor candidate are as follows:
		(1)	Toshiaki Hiwatari is a candidate for the position of Outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.
		(2)	Toshiaki Hiwatari fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors/Outside Corporate Auditors.” The Company has appointed him as an Independent Outside Corporate Auditor as stipulated by the rules of the Tokyo Stock Exchange, Inc. and reported his appointment to the Tokyo Stock Exchange. If he is re-elected, the Company plans to continue his appointment as Independent Outside Corporate Auditor.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Corporate Auditor
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation of the Company, the Company has entered into a contract with Toshiaki Hiwatari which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If he is re-elected, the Company plans to extend the term of his limited liability contract.

Honda Motor Co., Ltd.

Criteria for Independence of Outside Directors/Outside Corporate Auditors

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

1.	He/She is not, and has never been a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group (*4);

4)	a person who belongs to an audit organization which conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and corporate auditors of the Company;

6)	a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

[End]

Established on May 15, 2015
*1	A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place with the outside director/outside corporate auditor.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4	A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Business Report for the 92nd Fiscal Year

For the Period From: April 1, 2015 To: March 31, 2016

1. OUTLINE OF BUSINESS

(1) Review of Operations

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2016, the United States economy continued to recover, mainly due to an improving jobs market, a gradual increase in housing starts, and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and personal consumption. In the Asian economies, India experienced a moderate recovery while China’s economy slowed gradually, Indonesia experienced a slight slowing, and Thailand’s economy slowed down. The Japanese economy continued on a gradual recovery track, mainly due to an improvement trend in employment conditions and an upturn in capital investment.

In the Honda Group’s principal markets, the motorcycle market expanded compared to the previous fiscal year in Vietnam and India, but shrank in Indonesia and Thailand, and contracted sharply in Brazil. The automobile market grew year on year in Europe, India, the United States and China, while shrinking in Thailand and Japan and contracting significantly in Brazil.

In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products. With regard to production, we further strengthened the production structure and developed a production system to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products that go beyond national borders.

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of the inflator rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments inside of the cars. We have been continuing to focus on the satisfaction and safety of our customers and make every effort to replace those airbag inflators affected by market-based measures as quickly as possible.

Honda’s consolidated profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2016 totaled JPY 344.5 billion, a decrease of 32.4% from the previous fiscal year. Earnings per share attributable to owners of the parent for the year amounted to JPY 191.16, a decrease of JPY 91.5 from JPY 282.66 for the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects.

Consolidated operating profit for the year amounted to JPY 503.3 billion, a decrease of 24.9% from the previous fiscal year, due primarily to increased SG&A expenses, including quality related expenses as well as unfavorable foreign currency translation effects, despite an increase in profit attributable to increased sales revenue and model mix, as well as continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 126.0 billion, a decrease of 31.1% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 635.4 billion, a decrease of 21.2% from the previous fiscal year.

Provisions for warranty programs related to airbag inflators included in quality related expenses are approximately JPY 436.0 billion during the fiscal year ended March 31, 2016. This includes the financial impact from the amendment of the Consent Order issued by the U.S. National Highway Traffic Safety Administration (“NHTSA”) in November 2015, which is based on an agreement with our supplier in May 2016.

Motorcycle Business

For the years ended March 31, 2015 and 2016

Consolidated unit sales totaled 10,572 thousand, a decrease of 1.4% from the previous fiscal year.

Asia ranked the highest of all regions for consolidated unit sales, and sales of ACTIVA and CB Shine were favorable in India.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Motorcycle business	17,592	17,055	-537	-3.1	10,725	10,572	-153	-1.4
Japan	199	180	-19	-9.5	199	180	-19	-9.5
North America	286	308	22	7.7	286	308	22	7.7
Europe	191	204	13	6.8	191	204	13	6.8
Asia	15,345	15,133	-212	-1.4	8,478	8,650	172	2.0
Other Regions	1,571	1,230	-341	-21.7	1,571	1,230	-341	-21.7

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased by 2.2%, to JPY 1,805.4 billion from the previous fiscal year, due mainly to decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 181.7 billion, a decrease of 5.4% from the previous fiscal year, due primarily to unfavorable foreign currency effects, despite continuing cost reduction efforts.

Automobile Business

For the years ended March 31, 2015 and 2016

Consolidated unit sales totaled 3,636 thousand, an increase of 3.5% from the previous fiscal year.

North America ranked the highest of all regions for consolidated unit sales, and sales of ACCORD and CIVIC were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Automobile business	4,367	4,743	376	8.6	3,513	3,636	123	3.5
Japan	761	668	-93	-12.2	696	614	-82	-11.8
North America	1,750	1,929	179	10.2	1,750	1,929	179	10.2
Europe	161	172	11	6.8	161	172	11	6.8
Asia	1,426	1,723	297	20.8	637	670	33	5.2
Other Regions	269	251	-18	-6.7	269	251	-18	-6.7

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

Power Product and Other Businesses

For the years ended March 31, 2015 and 2016

Consolidated unit sales totaled 5,965 thousand, a decrease of 0.3% from the previous fiscal year.

North America ranked the highest of all regions for consolidated unit sales, and sales of general purpose engine GCV160LA and lawn mower HRR216VKA were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2015	Year ended Mar. 31, 2016	Change	%
Power product business	5,983	5,965	-18	-0.3
Japan	338	363	25	7.4
North America	2,705	2,811	106	3.9
Europe	1,091	1,008	-83	-7.6
Asia	1,382	1,349	-33	-2.4
Other Regions	467	434	-33	-7.1

Note	1:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Note	2:	Aircrafts and aircraft engines which began deliveries in December 2015 are included in the power products and other businesses segment.

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses, despite decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.

¡ Sales Revenue Breakdown

	Yen (millions)
	FY2015 From April 1, 2014 to March 31, 2015 (reference)	FY2016 From April 1, 2015 to March 31, 2016	Change from the previous fiscal year (reference)
				(%)
Grand Total	13,328,099	14,601,151	1,273,052	9.6
Japan	1,800,439	1,754,167	-46,272	-2.6
North America	6,837,624	8,114,110	1,276,486	18.7
Europe	655,345	693,598	38,253	5.8
Asia	2,899,070	3,124,067	224,997	7.8
Other Regions	1,135,621	915,209	-220,412	-19.4

Motorcycle Business	1,846,666	1,805,429	-41,237	-2.2
Japan	72,487	66,877	-5,610	-7.7
North America	154,714	186,065	31,351	20.3
Europe	116,998	125,021	8,023	6.9
Asia	1,050,490	1,107,669	57,179	5.4
Other Regions	451,977	319,797	-132,180	-29.2
Automobile Business	9,603,335	10,625,405	1,022,070	10.6
Japan	1,526,054	1,439,959	-86,095	-5.6
North America	5,199,008	6,186,765	987,757	19.0
Europe	456,562	491,204	34,642	7.6
Asia	1,795,791	1,962,501	166,710	9.3
Other Regions	625,920	544,976	-80,944	-12.9
Financial Services Business	1,555,550	1,835,605	280,055	18.0
Japan	119,722	162,056	42,334	35.4
North America	1,376,287	1,619,201	242,914	17.6
Europe	14,249	14,490	241	1.7
Asia	12,157	12,615	458	3.8
Other Regions	33,135	27,243	-5,892	-17.8
Power Product & Other Businesses	322,548	334,712	12,164	3.8
Japan	82,176	85,275	3,099	3.8
North America	107,615	122,079	14,464	13.4
Europe	67,536	62,883	-4,653	-6.9
Asia	40,632	41,282	650	1.6
Other Regions	24,589	23,193	-1,396	-5.7

(2) Capital Expenditures

Capital expenditures during the fiscal year under review totaled JPY 647,498 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital investments were predominantly utilized for expanding, rationalizing and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2015 (reference)	FY2016	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	68,171	59,229	-8,942	-13.1
Automobile Business	573,312	571,796	-1,516	-0.3
Financial Services Business	432	719	287	66.4
Power Product and Other Businesses	11,896	15,754	3,858	32.4

Total	653,811	647,498	-6,313	-1.0

Operating Lease Assets	1,681,178	1,967,538	286,360	17.0

Note:  Intangible assets are not included in the table above.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities and bank loans. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was JPY 495.3 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was JPY 6,326.0 billion.

(4) Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation as well as creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions”.

1.	Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales and service department, along with integrated verification through coordination among those departments.

2.	Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies, which includes the spread of electric-powered motor technology. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote the global spread of electric-powered motor technology. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. In addition, Honda will promote research and development to commercialize automated driving.

Honda will reinforce and continue to advance its contribution to traffic safety in Japan and motorized societies abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells.

With the long-term goal of reducing total CO2 emissions by 50% compared to year 2000 levels by 2050, Honda has set an interim target to reduce CO2 emissions from its global products by 30% by 2020. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions related to mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

(5) Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	U.S. GAAP			IFRS
	FY2013 89th fiscal year (From April 1, 2012 to March 31, 2013)	FY2014 90th fiscal year (From April 1, 2013 to March 31, 2014)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)
Sales revenue	9,877,947	11,842,451	12,646,747	13,328,099	14,601,151
Operating profit	544,810	750,281	606,878	670,603	503,376
Profit before income taxes	488,891	728,940	644,809	806,237	635,450
Profit for the year attributable to owners of the parent	367,149	574,107	493,007	509,435	344,531
Basic earnings per share attributable to owners of the parent (Yen)	203.71	318.54	273.54	282.66	191.16
Total assets	13,635,357	15,622,031	18,088,839	18,425,837	18,229,294
Equity attributable to owners of the parent	5,043,500	5,918,979	6,696,693	7,108,627	6,761,433
Equity attributable to owners of the parent per share (Yen)	2,798.37	3,284.14	3,715.66	3,944.23	3,751.59

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS from the 92nd fiscal year. For reference, figures in accordance with IFRS for the 91st fiscal year are also shown.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	The increase in sales revenue in the 90th fiscal year compared to the 89th fiscal year is due primarily to increased sales revenue in automobile and motorcycle business operations and favorable foreign currency translation effects. The increases in operating profit, profit before income taxes, and profit for the year attributable to owners of the parent in the 90th fiscal year compared to the 89th fiscal year are due mainly to an increase in profit associated with increased sales and model mix and foreign currency effects.

	4.	Figures for the 91st fiscal year (U.S. GAAP) reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared based on the Company Law in the fiscal year ended March 31, 2015.

	5.	The status of the fiscal year ended March 31, 2016 is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

	6.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no potentially dilutive shares outstanding.

	7.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each year.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2013 89th fiscal year (From April 1, 2012 to March 31, 2013)	FY2014 90th fiscal year (From April 1, 2013 to March 31, 2014)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)
Net sales	3,244,070	3,488,369	3,331,187	3,303,606
Operating income	103,932	125,604	96,343	(191,421)
Ordinary income	193,825	345,920	347,632	60,822
Net income	154,714	262,928	264,686	51,912
Net income per share (Yen)	85.84	145.89	146.86	28.80
Total assets	2,563,324	2,621,454	2,767,455	2,828,275
Net assets	1,763,480	1,895,208	1,984,521	1,861,647
Net assets per share (Yen)	978.46	1,051.56	1,101.11	1,032.94

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The increase in ordinary income and net income in the 90th fiscal year compared to the 89th fiscal year is due primarily to an increase in dividend income and foreign currency effects, despite a decrease in profit associated with increased research and development expenses, decreased sales and model mix.

	4.	The decreases in operating income and ordinary income in the 92nd fiscal year compared to the 91st fiscal year are mainly due to increased selling, general and administrative expenses, including product warranty expenses, and increased research and development expenses, which was partially offset by positive foreign currency effects. Furthermore, the decrease in net income in the 92nd fiscal year compared to the 91st fiscal year is mainly due to a decrease in operating income, despite a decrease in income tax expenses, among other factors.

(6) Principal Subsidiaries

Company Name		Capital	Voting Rights Ratio	Principal Business Activities
				Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Engineering Co., Ltd.	(Tochigi, Japan)	JPY 3,600 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing and sales of machine tools, equipment and production techniques

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Power Product and Other Businesses	Manufacturing

Honda North America, Inc.	(U.S.A.)	USD 1 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	* 100.0%	Automobile Business	Manufacturing

Company Name		Capital	Voting Rights Ratio	Principal Business Activities
				Business Segment	Function
American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	* 100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	* 100.0%	Power Product and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	* 100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	* 100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	* 100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	* 100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	* 100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	* 100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	* 100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	* 100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	* 100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	* 100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	* 100.0%	Motorcycle business Automobile business	Manufacturing / Sales

Honda Motor (China) Investment Co., Ltd.	(China)	USD 115 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	* 100.0%	Automobile Business	Manufacturing

Honda Automobile (China) Co., Ltd.	(China)	USD 82 million	* 65.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	* 100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 7,743 million	* 100.0%	Automobile Business	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	* 100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 442 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Company Name		Capital	Voting Rights Ratio	Principal Business Activities
				Business Segment	Function
Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 4,850 million	* 100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	* 89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 150 million	* 83.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing

A.P. Honda Co., Ltd.	(Thailand)	THB 40 million	* 61.0%	Motorcycle Business	Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	* 70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 986 million	* 100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 344 million	* 100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	* 100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,326 million	* 100.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2016, the number of consolidated subsidiaries was 368, including 41 companies mentioned above, and the number of affiliates accounted for under the equity method was 83.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and power product and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Production Supervisory Unit	Tochigi, Japan

(9) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2015 (reference)		FY2016		Change (reference)
Motorcycle Business	42,163	(14,412)	44,384	(13,885)	2,221	(-527)
Automobile Business	150,850	(16,288)	152,311	(15,662)	1,461	(-626)
Financial Services Business	2,241	(148)	2,209	(117)	-32	(-31)
Power Product & Other Businesses	9,476	(3,054)	9,495	(2,869)	19	(-185)

Total	204,730	(33,902)	208,399	(32,533)	3,669	(-1,369)

(b) Employees of the Parent Company

	FY2015 (reference)		FY2016		Change (reference)
Number of employees	22,954	(5,275)	22,399	(4,280)	-555	(-995)
Average age	44.8		45.0		0.2
Average number of years Employed by the Company	23.5		23.8		0.3

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	199,343

(3) Large Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	116,000	6.4
Moxley & Co. LLC	76,126	4.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,567	4.1
Meiji Yasuda Life Insurance Company	51,199	2.8
State Street Bank and Trust Company 505223	48,888	2.7
State Street Bank and Trust Company	45,337	2.5
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,780	2.3
Japan Trustee Services Bank, Ltd. (Trust Account 9)	37,920	2.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	27,066	1.5

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,144 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors (As of March 31, 2016)

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Fumihiko Ike	Chairman of Japan Automobile Manufacturers Association, Inc.

President, Chief Executive Officer and Representative Director	Takahiro Hachigo

Executive Vice President, Executive Officer and Representative Director	Tetsuo Iwamura	Risk Management Officer Corporate Brand Officer

Senior Managing Officer and Director	Koichi Fukuo	President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Senior Managing Officer and Director	Yoshiyuki Matsumoto	Chief Operating Officer for Automobile Operations Executive in Charge of Quality Innovation for Automobile Operations

Senior Managing Officer and Director	Yoshi Yamane

Chief Production Officer

Representative of Automobile Development, Purchasing and Production for Automobile Operations

Head of Production for Automobile Operations

Representative of Automobile Development, Purchasing and Production (Europe Region)

Managing Officer and Director	Masahiro Yoshida	Chief Operating Officer for Business Support Operations Compliance Officer

Managing Officer and Director	Kohei Takeuchi	Chief Operating Officer for Business Management Operations

Director (Outside)	Nobuo Kuroyanagi

Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Outside Director of Mitsubishi Heavy Industries, Ltd.

Outside Corporate Auditor of Tokyo Kaikan Co., Ltd.

Director (Outside) (Independent)	Hideko Kunii

Outside Director of Innovation Network Corporation of Japan

Vice Chairperson of Japan Information Technology Service Industry Association

Professor, Graduate School of Engineering Management, Shibaura Institute of Technology

Deputy President, Shibaura Institute of Technology

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology

Outside Director of Tokyo Electric Power Company, Incorporated

Outside Director of Mitsubishi Chemical Holdings Corporation

Director and Advisor	Takanobu Ito

Operating Officer and Director	Shinji Aoyama	Chief Operating Officer for Motorcycle Operations

Operating Officer and Director	Noriya Kaihara	Chief Quality Officer Chief Operating Officer for Customer Service Operations Head of Service Supervisory Unit for Automobile Operations

Operating Officer and Director	Masayuki Igarashi	Chief Operating Officer for Power Product Operations

Corporate Auditor (Full-time)	Masaya Yamashita

Corporate Auditor (Full-time)	Kunio Endo

Title	Name	Area of Responsibility or Principal Occupations
Corporate Auditor (Outside) (Independent)	Toshiaki Hiwatari	Lawyer Attorney Advisor to TMI Associates Outside Director of Nomura Securities Co., Ltd. Outside Director of TOYO KANETSU K.K.

Corporate Auditor (Outside) (Independent)	Hideo Takaura	Certified Public Accountant Auditor of Innovation Network Corporation of Japan

Corporate Auditor (Outside) (Independent)	Mayumi Tamura

Notes:	1.	Directors Nobuo Kuroyanagi and Hideko Kunii are Outside Directors in accordance with Article 2, Item 15 of the Company Law.

	2.	Corporate Auditors Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura are Outside Corporate Auditors in accordance with Article 2, Item 16 of the Company Law.

	3.	Corporate Auditor Kunio Endo has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hideo Takaura has extensive knowledge and experience as a certified public accountant. Mr. Endo and Mr. Takaura have abundant knowledge related to finance and accounting.

	4.	The Company has appointed Hideko Kunii as an independent (outside) director and Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura as independent (outside) corporate auditors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	5.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. is one of the Company’s large shareholders and the Company has transaction relationships with the Bank of Tokyo-Mitsubishi UFJ, including deposits and foreign exchange. In addition, the Tokio Marine & Nichido Fire Insurance Co., Ltd. is one of the Company’s large shareholders and the Company has transaction relationships with Tokio Marine & Nichido Fire Insurance, including insurance contracts. The Company has transaction relationships with Mitsubishi Heavy Industries, Ltd. and purchases automobile parts from the company. The Company also has transaction relationships with Tokyo Electric Power Company, Incorporated and purchases electricity from the company. The Company has no other special capital or transaction relationships with other companies.

	6.	The Company has introduced the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company who do not hold the position of Director are as follows: (As of March 31, 2016)

Title	Name	Principal Occupations
Senior Managing Officer	Sho Minekawa	Chief Operating Officer for Regional Operations (Japan) Chief Officer of Honda Driving Safety Promotion Center

Senior Managing Officer	Takuji Yamada	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Senior Managing Officer	Toshiaki Mikoshiba	Chief Operating Officer for Regional Operations (Europe Region) President and Director of Honda Motor Europe Ltd.

Managing Officer	Toshihiko Nonaka	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Managing Officer	Ko Katayama	Executive Vice President and Director of Honda North America, Inc.

Managing Officer	Chitoshi Yokota	Representative of Automobile Development, Purchasing and Production (North America) Executive Vice President and Director of Honda North America, Inc.

Managing Officer	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor Technology (China) Co., Ltd.

Title	Name	Principal Occupations
Managing Officer	Takashi Sekiguchi	Executive in Charge of Business Unit No. 2 for Automobile Operations Executive in Charge of Sales Strategy for Automobile Operations

Managing Officer	Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd. Managing Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officer	Naoto Matsui	Chief Operating Officer for Purchasing Operations

Operating Officer	Mitsugu Matsukawa	Chief Operating Officer for IT Operations Head of Supply Chain Management Supervisory Unit of Automobile Production for Automobile Operations

Operating Officer	Tetsuo Suzuki	Representative of Motorcycle Development, Purchasing and Production for Motorcycle Operations

Operating Officer	Issao Mizoguchi

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Toshihiro Mibe

Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations

Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations

Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

Operating Officer	Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Operating Officer	Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc. President and Director of Honda of America Mfg., Inc.

Operating Officer	Noriaki Abe	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

Operating Officer	Toshiyuki Shimabara

Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Operating Officer	Yasuhide Mizuno	President of Guangqi Honda Automobile Co., Ltd.

Operating Officer	Kazuhiro Odaka	Responsible for Human Resources and Associate Relations for Business Support Operations General Manager of Human Resources Division for Business Support Operations

Operating Officer	Hiroyuki Kachi

Representative of Automobile Development, Purchasing and Production (Japan)

Head of Automobile Production for Regional Operations (Japan)

Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

7.	As of April 1, 2016, the following changes in Operating Officers were announced by the Company.

Title	Name	As of March 31, 2016
Senior Managing Officer	Seiji Kuraishi	Managing Officer

Senior Managing Officer	Kohei Takeuchi	Managing Officer

Managing Officer	Michimasa Fujino	Operating Officer

Operating Officer	Soichi Yamamoto	General Manager of Sayama Automobile Plant, Saitama Factory of Automobile Production for Regional Operations (Japan)

Operating Officer	Katsushi Inoue	President and Chief Executive Officer of Honda Cars India Ltd.

Operating Officer	Kimiyoshi Teratani	President of Honda Cars Tokyo Chuo, Inc.

Operating Officer	Asako Suzuki	President of Dongfeng Honda Automobile Co., Ltd.

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	18 (2)	695 (23)	7 (5)	181 (47)	25 (7)	876 (71)
Bonuses	14 (2)	251 (6)	— (—)	— (—)	14 (2)	251 (6)

Total		947 (30)		181 (47)		1,128 (77)

Notes:	1.	Remuneration is limited to JPY 1,300 million per year for Directors and JPY 270 million per year for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditors during the fiscal year under review. This amount includes remuneration paid to four Directors and two Corporate Auditors who resigned as of the closing of the 91st Ordinary General Meeting of Shareholders that was held on June 17, 2015.

	3.	Bonuses to Directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on May 13, 2016.

(3) Principal Activities of Outside Directors and Outside Corporate Auditors during the Fiscal Year under Review

(a) Principal Activities during the Fiscal Year under Review

Post	Name	Attendance Record	Principal Activities during the Fiscal Year under Review
Director (Outside)	Nobuo Kuroyanagi	Attended 9 of 10 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective.

Director (Outside)	Hideko Kunii	Attended all 10 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate activities as well as domestic and overseas software field, she provides advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective.

Corporate Auditor (Outside)	Toshiaki Hiwatari	Attended 9 of 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and highly sophisticated perspective.

Corporate Auditor (Outside)	Hideo Takaura	Attended all 7 meetings of the Board of Directors Attended all 7 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and highly sophisticated perspective.

Corporate Auditor (Outside)	Mayumi Tamura	Attended all 7 meetings of the Board of Directors Attended all 7 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge regarding corporate management, she conducts auditing activities from a broad and highly sophisticated perspective.

All Outside Directors and Outside Corporate Auditors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Notes:	1.	The attendance rate of all Internal Directors and Internal Corporate Auditors was 100% at meetings of the Board of Directors and meetings of the Board of Corporate Auditors, respectively.

	2.	The attendance record of Corporate Auditors Hideo Takaura and Mayumi Tamura shows figures covering the meetings of the Board of Directors and the Board of Corporate Auditors held after their assumptions of office on June 17, 2015.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on Article 427, Paragraph 1 of the Company Law and of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	JPY 445 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	JPY 910 million

Notes:	1.

The Company’s Board of Corporate Auditors has examined the financial audit company’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial audit company. As a result, it has agreed to the remuneration of the financial audit company as specified in Article 399, Paragraph 1 of the Company Law of Japan.

	2.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	3.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company’s Board of Corporate Auditors shall dismiss the financial audit company in accordance with procedures stipulated in the Company Law, or decide on proposals concerning the dismissal or non re-employment of the financial audit company and, based on that decision, the Company’s Board of Directors shall submit proposals to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and monitor and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company will establish a staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

7.	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Corporate Auditors. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In accordance with laws and ordinances, the Company will bear the necessary expenses for the Corporate Auditors to execute their duties.

The Company will further develop other necessary systems for audits by the Corporate Auditors to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Conduct Guidelines to clearly define the Company’s policy on legal compliance and the conduct to be taken by its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has decided to partially revise the Honda Conduct Guidelines as of April 1, 2016, in order to expand the content prescribed therein and to change the name of the Guidelines to the Honda Code of Conduct.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Director and Chief Operating Officer for Business Support Operations has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In this fiscal year, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the operating status of the Business Ethics Improvement Proposal Line and the revision of the Honda Conduct Guidelines.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Office has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President, Executive Officer and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

Operating Officers are assigned to the headquarters of each region, business, and function and to other main divisions to handle business execution in the fields of which they are in charge. In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Operating Officers and the decision-making process.

The Board of Directors determines the company-wide midterm policy and the annual business plans, which are then shared throughout the Company through each Chief Operating Officer and other Executive Officers.

The Board of Directors receives reports on the progress of the company-wide midterm policy each fiscal year and on the progress of business plans each quarter, thereby monitoring and supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Conduct Guideline and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Office, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company has established the Corporate Auditors Office, which is independent from the chain of command of the Directors of the Company, directly under the Board of Corporate Auditors. The Corporate Auditors’ Office takes orders directly from and supports the Corporate Auditors so that their duties are executed efficiently.

7.	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company has established its Standards for Corporate Auditor Reports as a set of standards for reports to the Corporate Auditors, and the relevant departments of the Company regularly report to the Corporate Auditors regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Corporate Auditors is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In order for the Company to bear the necessary expenses for the Corporate Auditors to execute their duties, the Company secures the necessary budget every business year based on proposals from the Corporate Auditors.

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend meetings of the Board of Directors and other important meetings.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company may also acquire its own shares at a timing that it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 22 per share for the year ended March 31, 2016. As a result, total cash dividends for the year ended March 31, 2016, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 22, are planned to be JPY 88 per share.

Also, please note that the year-end cash dividends for the year ended March 31, 2016 is a matter to be resolved at the ordinary general meeting of shareholders.

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2015 and 2016	2015 (reference)	2016
ASSETS
Current assets:
Cash and cash equivalents	1,471,730	1,757,456
Trade receivables	820,681	826,714
Receivables from financial services	2,098,951	1,926,014
Other financial assets	92,708	103,035
Inventories	1,498,312	1,313,292
Other current assets	313,758	315,115

Total current assets	6,296,140	6,241,626

Non-current assets:
Investments accounted for using the equity method	614,975	593,002
Receivables from financial services	3,584,654	3,082,054
Other financial assets	350,579	335,203
Equipment on operating leases	3,335,367	3,678,111
Property, plant and equipment	3,189,511	3,139,564
Intangible assets	759,535	824,939
Deferred tax assets	138,069	180,828
Other non-current assets	157,007	153,967

Total non-current assets	12,129,697	11,987,668

Total assets	18,425,837	18,229,294

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,157,738	1,128,041
Financing liabilities	2,833,563	2,789,620
Accrued expenses	377,372	384,614
Other financial liabilities	109,715	89,809
Income taxes payable	53,654	45,872
Provisions	294,281	513,232
Other current liabilities	474,731	519,163

Total current liabilities	5,301,054	5,470,351

Non-current liabilities:
Financing liabilities	3,926,276	3,736,628
Other financial liabilities	61,147	47,755
Retirement benefit liabilities	592,724	660,279
Provisions	182,661	264,978
Deferred tax liabilities	744,410	789,830
Other non-current liabilities	234,744	227,685

Total non-current liabilities	5,741,962	5,727,155

Total liabilities	11,043,016	11,197,506

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,165)	(26,178)
Retained earnings	6,083,573	6,194,311
Other components of equity	794,034	336,115

Equity attributable to owners of the parent	7,108,627	6,761,433
Non-controlling interests	274,194	270,355

Total equity	7,382,821	7,031,788

Total liabilities and equity	18,425,837	18,229,294

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2015 and 2016	2015 (reference)	2016
Sales revenue	13,328,099	14,601,151

Operating costs and expenses:
Cost of sales	(10,330,784)	(11,332,399)
Selling, general and administrative	(1,720,550)	(2,108,874)
Research and development	(606,162)	(656,502)

Total operating costs and expenses	(12,657,496)	(14,097,775)

Operating profit	670,603	503,376

Share of profit of investments accounted for using the equity method	96,097	126,001

Finance income and finance costs:
Interest income	27,037	28,468
Interest expense	(18,194)	(18,146)
Other, net	30,694	(4,249)

Total finance income and finance costs	39,537	6,073

Profit before income taxes	806,237	635,450
Income tax expense	(245,139)	(229,092)

Profit for the year	561,098	406,358

Profit for the year attributable to:
Owners of the parent	509,435	344,531
Non-controlling interests	51,663	61,827

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	282.66	191.16

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2015 and 2016	2015	2016
Profit for the year	561,098	406,358

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(101,286)	(70,709)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	24,007	(15,797)
Share of other comprehensive income of investments accounted for using the equity method	(714)	(1,274)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	465,776	(430,152)
Share of other comprehensive income of investments accounted for using the equity method	57,356	(36,591)

Total other comprehensive income, net of tax	445,139	(554,523)

Comprehensive income for the year	1,006,237	(148,165)

Comprehensive income for the year attributable to:
Owners of the parent	931,709	(188,580)
Non-controlling interests	74,528	40,415

Consolidated Statements of Changes in Equity

Years ended March 31, 2015 (reference) and 2016

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2014	86,067	171,117	(26,149)	5,831,140	273,359	6,335,534	223,394	6,558,928

Comprehensive income for the year
Profit for the year				509,435		509,435	51,663	561,098
Other comprehensive income, net of tax					422,274	422,274	22,865	445,139

Total comprehensive income for the year				509,435	422,274	931,709	74,528	1,006,237
Reclassification to retained earnings				(98,401)	98,401	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(21,566)	(180,167)
Purchases of treasury stock			(17)			(17)		(17)
Disposal of treasury stock			1			1		1
Equity transactions and others		1				1	(2,162)	(2,161)

Total transactions with owners and other		1	(16)	(158,601)		(158,616)	(23,728)	(182,344)

Balance as of March 31, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the year
Profit for the year				344,531		344,531	61,827	406,358
Other comprehensive income, net of tax					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year				344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock			(14)			(14)		(14)
Disposal of treasury stock			1			1		1
Equity transactions and others							(3,729)	(3,729)

Total transactions with owners and other			(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2015 and 2016	2015	2016
Cash flows from operating activities:
Profit before income taxes	806,237	635,450
Depreciation, amortization and impairment losses excluding equipment on operating leases	625,229	660,714
Share of profit of investments accounted for using the equity method	(96,097)	(126,001)
Finance income and finance costs, net	(41,941)	(982)
Interest income and interest costs from financial services, net	(172,275)	(151,374)
Changes in assets and liabilities
Trade receivables	(45,839)	(88,173)
Inventories	(56,285)	66,405
Trade payables	22,246	105,189
Accrued expenses	8,865	32,151
Provisions and retirement benefit liabilities	107,324	329,391
Receivables from financial services	316,962	354,353
Equipment on operating leases	(535,165)	(558,826)
Other assets and liabilities	45,255	20,765
Other, net	(12,931)	4,851
Dividends received	114,501	105,477
Interest received	236,344	233,873
Interest paid	(89,804)	(92,355)
Income taxes paid, net of refunds	(212,222)	(139,913)

Net cash provided by operating activities	1,020,404	1,390,995

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(648,205)	(635,176)
Payments for additions to and internally developed intangible assets	(234,915)	(236,783)
Proceeds from sales of property, plant and equipment and intangible assets	33,243	25,617
Payments for acquisitions of investments accounted for using the equity method	(1,971)	(3,238)
Proceeds from sales of investments accounted for using the equity method	—	3,237
Payments for acquisitions of other financial assets	(108,873)	(173,761)
Proceeds from sales and redemptions of other financial assets	119,897	145,414
Other, net	328	(387)

Net cash used in investing activities	(840,496)	(875,077)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,731,773	8,302,231
Repayments of short-term financing liabilities	(8,602,054)	(8,708,320)
Proceeds from long-term financing liabilities	1,505,732	1,826,991
Repayments of long-term financing liabilities	(1,389,121)	(1,267,290)
Dividends paid to owners of the parent	(158,601)	(158,601)
Dividends paid to non-controlling interests	(21,513)	(40,331)
Purchases and sales of treasury stock, net	(16)	(13)
Other, net	(53,712)	(49,966)

Net cash provided by (used in) financing activities	12,488	(95,299)

Effect of exchange rate changes on cash and cash equivalents	85,750	(134,893)

Net change in cash and cash equivalents	278,146	285,726

Cash and cash equivalents at beginning of year	1,193,584	1,471,730

Cash and cash equivalents at end of year	1,471,730	1,757,456

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 368

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corporation.

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 83

Corporate names of major affiliates and joint ventures:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10

Reduced through reorganization: 14

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 1

Reduced through reorganization: 3

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

Honda elects to designate investments in equity securities such as shares, held for maintaining and strengthening the trade relationship as financial assets measured at fair value through other comprehensive income.

Financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value other than financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at its cost. Depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at its cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated on the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible asset)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

(Receivables from financial services – Allowance for losses on lease residual values)

The allowance for losses on lease residual values is management’s estimate of probable losses on the uninsured portion of the lease residual values incurred on receivables from finance leases. The allowance for losses on lease residual values is based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset, as test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either liability or asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Notes to Consolidated Statements of Financial Position:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2015	Mar. 31, 2016
The allowance for doubtful trade receivables	5,367	15,888
The allowance for credit losses for receivables from financial services	25,038	25,565
The allowance for losses on lease residual values for receivables from financial services	1,116	1,615
The allowance for doubtful other financial assets	12,061	11,731

2.	Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2015	Mar. 31, 2016
Pledged assets:
Trade receivables	19,259	21,757
Receivables from financial services	946,891	945,761
Inventories	12,631	21,364
Property, plant and equipment	76,009	67,706

Secured liabilities:
Financing liabilities (Current liabilities)	551,847	517,982
Financing liabilities (Non-current liabilities)	440,497	456,431

3.	The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2015	Mar. 31, 2016
Equipment on operating leases	723,014	847,961
Property, plant and equipment	4,871,850	4,891,356

4.	Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2015	Mar. 31, 2016
Bank loans of employees for their housing costs	22,157	19,125

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2016, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2015	Mar. 31, 2016
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2015	Mar. 31, 2016
2. The number of treasury shares	9,141,504	9,144,911

3. The total amount of dividends for the fiscal year ended March 31, 2016, was ¥158,601 million. The Company intends to distribute year-end cash dividends of ¥39,650 million to the stockholders of record on March 31, 2016.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables and financing liabilities, and is thus exposed to market risk, credit risk and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand, in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purpose.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet the internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds and securitization of finance receivables. Honda is exposed to the liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments as of March 31, 2016 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	5,008,068	5,007,065
Debt securities	97,665	97,665
Equity securities	153,313	153,313
Derivatives	50,022	50,022
Liabilities
Financing liabilities	6,526,248	6,579,620
Derivatives	32,338	32,338

The measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity attributable to owners of the parent per common share and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2015	Mar. 31, 2016
Equity attributable to owners of the parent per common share	3,944.23	3,751.59
Basic earnings per share attributable to owners of the parent	282.66	191.16

Equity attributable to owners of the parent per common share has been computed by dividing Equity attributable to owners of the parent by the number of shares outstanding at the end of each year. The number of common shares, at the end of the years ended March 31, 2015 and 2016 were 1,802,286,926 and 1,802,283,519, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2015 and 2016 were 1,802,289,321 and 1,802,285,138, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2015 or 2016.

Other

1.	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned market-based measures have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multi-district litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

2.	Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the year ended March 31, 2016.

3.	Impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is ¥22,244 million for the fiscal year ended March 31, 2015 and ¥28,887 million for the fiscal year ended March 31, 2016, respectively. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statement of income.

4.	Income taxes

On March 29, 2016, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 30% for fiscal years beginning on or after April 1, 2016. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. The impact for the year ended March 31, 2016 is not material.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

Segment Information (reference)

(a) Segment Information

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,846,666	9,603,335	1,555,550	322,548	13,328,099	—	13,328,099
Intersegment	—	154,536	12,363	24,362	191,261	(191,261)	—
Total	1,846,666	9,757,871	1,567,913	346,910	13,519,360	(191,261)	13,328,099

Segment profit (loss)	192,154	279,756	202,574	(3,881)	670,603	—	670,603

Segment assets	1,489,703	7,653,645	9,318,545	334,858	18,796,751	(370,914)	18,425,837
Depreciation and amortization	70,881	525,522	484,526	12,061	1,092,990	—	1,092,990
Capital expenditures	87,762	791,626	1,685,245	14,588	2,579,221	—	2,579,221
As of and for the year ended March 31, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,805,429	10,625,405	1,835,605	334,712	14,601,151	—	14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—
Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	181,773	153,366	199,358	(31,121)	503,376	—	503,376

Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2015 and 2016 amounted to ¥345,266 million and ¥451,387 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

.

(b) Geographic Information

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,137,844	6,870,388	656,195	2,716,529	947,143	13,328,099	—	13,328,099
Inter-geographic areas	1,793,123	330,475	67,729	612,015	3,199	2,806,541	(2,806,541)	—

Total	3,930,967	7,200,863	723,924	3,328,544	950,342	16,134,640	(2,806,541)	13,328,099
Operating profit (loss)	210,171	181,525	(22,615)	278,855	40,167	688,103	(17,500)	670,603

Assets	4,231,472	10,454,542	667,945	2,526,914	677,831	18,558,704	(132,867)	18,425,837
Non-current assets other than financial instruments and deferred tax assets	2,279,156	4,084,678	120,217	760,642	196,727	7,441,420	—	7,441,420
As of and for the year ended March 31, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,022,931	8,123,655	693,255	2,955,690	805,620	14,601,151	—	14,601,151
Inter-geographic areas	1,905,654	413,427	82,782	579,683	3,032	2,984,578	(2,984,578)	—

Total	3,928,585	8,537,082	776,037	3,535,373	808,652	17,585,729	(2,984,578)	14,601,151
Operating profit (loss)	(98,714)	210,862	18,747	335,508	(8,322)	458,081	45,295	503,376

Assets	4,258,071	10,240,942	719,561	2,467,481	603,754	18,289,809	(60,515)	18,229,294
Non-current assets other than financial instruments and deferred tax assets	2,426,439	4,364,808	118,992	713,968	172,374	7,796,581	—	7,796,581

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2015 and 2016 amounted to ¥ 345,266 million and ¥451,387 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditors’ Report

Independent Auditor’s Report

The Board of Directors	May 16, 2016
Honda Motor Co., Ltd.

KPMG AZSA LLC
Hiroshi Miura (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hiroyuki Yamada (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Tsutomu Ogawa (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated statement of financial position, consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Mr.Takahiro Hachigo

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 92nd fiscal year from April 1, 2015 to March 31, 2016, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

(1)	The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)	Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and conducted audits in the following method.

1)	Participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

2)	Monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Company Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions in accordance with the auditing operation standards for the internal control system provided by the Board of Corporate Auditors. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

3)	Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Corporate Auditors examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of change in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 17, 2016

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Masaya Yamashita (Seal)
Corporate Auditor (Full-time)	Kunio Endo (Seal)
Corporate Auditor (Outside)	Toshiaki Hiwatari (Seal)
Corporate Auditor (Outside)	Hideo Takaura (Seal)
Corporate Auditor (Outside)	Mayumi Tamura (Seal)

- End -

Honda Motor Co., Ltd.